As filed with the U.S. Securities and Exchange Commission on ______, 2023

No. 333-263384

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 3

FORM S-1/A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Circle Energy Inc.

(Exact name of registrant as specified in its charter)

Nevada	6770	87-4125972
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8211 E Regal Place

Tulsa, OK  74133

Telephone: (918) 994-0693

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William R. Broaddrick, CFO

Circle Energy, Inc.

8211 E Regal Place

Tulsa, OK  74133

Telephone: (918) 994-0693

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies:

Ronald N. Vance Pearson Butler, LLC 1802 W South Jordan Parkway Suite 200 South Jordan, UT 84095 ron@pearsonbutler.com (801) 495-4104	Paden Hanson Pearson Butler, LLC 1802 W South Jordan Parkway Suite 200 South Jordan, UT 84095 paden@pearsonbutler.com (801) 495-4104

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

Circle Energy, Inc., a Nevada corporation, (the “Company”) filed a registration statement with the Securities and Exchange Commission (the “SEC”) on Form S-1 (Registration number 333-263384) which was declared effective on July 14, 2022.

This Post-Effective Amendment No. 3 to Form S-1 (“Post-Effective Amendment”) contains an updated prospectus, This Post-Effective Amendment is being filed by the Company (i) to include the Company’s audited financial statements for the year ended December 31, 2022, (ii) to update the corresponding discussion of such financial information contained in the section “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and other sections of the prospectus, and (iii) to update certain other information in the prospectus, including business activities since the effective date of the Form S-1 as reflected in the Company’s annual report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 29, 2023.

All filing fees payable in connection with the registration of the securities registered by the Form S-1 were paid by the Registrant at the time of the initial filing of the Form S-1.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED April ____, 2023

PRELIMINARY PROSPECTUS

Circle Energy, Inc.

330,000 shares of common stock

This prospectus relates to the offer and sale from time to time of up to 330,000 shares of common stock, par value $0.001 per share (the “Common Stock”), of Circle Energy, Inc. (“we,” “our,” “Circle Energy,” or the “Company”). We are registering the resale of the 330,000 shares of Common Stock (the “Shares’) for resale by various selling stockholders who purchased shares in a prior non-public offering of the Shares (collectively, the “Selling Stockholders”). All net proceeds from a sale will go to the Selling Stockholders and not to us. All costs incurred in the registration of the Shares are being borne by the Company.

This is an initial public offering of our securities. Each share of common stock has an offering price of $1.00. Since February 23, 2023 our Common Stock has been quoted on OTCQB, under the trading symbol CRCE. The Shares offered under this prospectus by the Selling Stockholders may be sold on the public market, in negotiated transactions with a broker-dealer or market maker as principal or agent or in privately negotiated transactions not involving a broker-dealer, and the prices at which the Selling Stockholders may sell the Shares may be determined by the prevailing market price of the Common Stock at the time of sale, may be different from such prevailing market price or may be determined through negotiated transactions with third parties.

Our initial shareholders currently own 1,530,000 shares of common stock.

We are a “smaller reporting company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.  We are also an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and are subject to reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is a smaller reporting and an emerging growth company.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 5 for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ____________, 2023

i

We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give to you. No offer is being made to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Until ______________, 2023, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

SUMMARY

This summary only highlights the more detailed information appearing elsewhere in this prospectus. You should read this entire prospectus carefully, including the information under “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before investing.

General

Circle Energy, Inc., a Nevada corporation, (the “Company,” or “Circle,” “we,” “us,” “our,” or similar terms) is a newly incorporated Nevada company formed for the purpose of acquiring oil and gas companies, projects, or properties and partnering with an established management team in the oil and gas industry.  We have acquired an interest in our first oil and gas property and entered into a joint venture agreement for further development of the area of mutual interest.  Our plans include first to explore and expand our acreage position with our joint venture partner and second to devise a development plan, partnering with industry players and associates to expand and generate growth of our company.  We have not established specific criteria for additional projects but will rely on the experience of our management team in identifying and negotiating the purchase of potential oil and gas companies, projects, or properties.

The Company was founded and incorporated on December 7, 2021, by Mr. Lloyd (Tim) Rochford. Mr. Rochford has extensive experience in the oil and natural gas industry and in the public market and has built meaningful relationships both in the exploration and production industry and in the financial and capital markets. Over the last five decades, Mr. Rochford has established, operated, developed and sold/merged multiple natural resource companies aggregating in value in the billions of dollars and has arranged and raised approximately $1 billion in private and public financing for oil and natural gas projects and development. Of the most recent three companies founded by Mr. Rochford, spanning over the last 25 years, two were listed on the New York Stock Exchange and one was listed on the NYSE AMEX.

Mr. Rochford has formed Circle with the intent of establishing an operating company from which to pursue opportunities to partner with an established management team, providing that team with access to the public market and his own extensive experience and with the benefit of his expansive relationships. Either in conjunction with or subsequent to uniting with a top-notch management team, Circle intends to acquire operatorship of existing oil and gas properties it believes have significant remaining development potential. During his decades of involvement in the oil and natural gas industry, Mr. Rochford has gained vast knowledge and experience in all phases of establishing and growing a company, including assessing management team potential and evaluating and acquiring assets. Additionally, we believe the relationships he has established throughout his career will be highly beneficial in connecting with and engaging a high-quality management team and in identifying, evaluating and acquiring high quality assets. We further believe his experience and relationships with the financial and capital markets will provide the selected management team with valuable tools in identifying, negotiating for and financing targeted acquisitions.

Initial funding of $240,000 was provided by our founder, Mr. Rochford, and the Company raised $264,000 in a nonpublic offering of its shares.  All of these funds are allocated to the acquisitions of one or more target businesses or projects and for general and administrative expenses.

Our executive offices are located at 8211 E Regal Place, Tulsa, OK  74133, and our telephone number is 918-994-0693.

The Offering

We are registering the resale of 330,000 shares of Common Stock by the Selling Stockholders named in this Prospectus, or their permitted transferees.

Common Stock offered by Selling Stockholders	Up to 330,000 shares (the “Shares”) of our common stock, par value $0.001 per share (the “Common Stock”) owned by the Selling Stockholders.

Common Stock outstanding before and after the offering	1,530,000 shares.

Offering price	$1.00 per share until February 23, 2023, when our shares began being quoted on OTCQB and thereafter at prevailing market prices or privately negotiated prices.

Term of the offering

The Selling Stockholders will determine when and how they will dispose of the Shares registered under this Prospectus for resale.  We have agreed to maintain the effectiveness of the registration statement until December 31, 2023, or until all the Shares are resold or can be sold under Rule 144.

Use of proceeds	We will not receive any proceeds from the sale of the Common Stock by the Selling Stockholders.

Risk factors

We have not yet identified or acquired any interest in an oil and gas company or project.  We will be subject to general risks associated with oil and gas operations.  On February 23, 2023, trading was initiated on the Company’s common stock through its quotation on the OTCQB. Currently our common stock is thinly traded. See “Risk Factors” below.

Our Emerging Growth Company Status

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

•	the presentation of only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	deferral of the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

•	exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the Company; and

•	reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of our IPO, (ii) the last day of the fiscal year in which we have more than $1.07 billion in annual gross revenue, (iii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period and (iv) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have elected to take advantage of each of the exemptions for emerging growth companies.

Accordingly, the information that we provide you may be different than what you may receive from other public companies in which you hold equity interests.

RISK FACTORS

You should carefully consider each of the risks described below, together with all of the other information contained in this prospectus, before investing in our Common Stock.  If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially adversely affected, the trading prices of the Common Stock could decline and you may lose all or part of your investment.

Risks Relating to Our Proposed Business

We are a recently incorporated startup company with limited operating history and no revenues, and purchasers of the Shares will have no basis on which to evaluate our ability to achieve our business objective.

We were incorporated on December 7, 2021, and during our startup phase have only acquired our first oil and gas property in May 2022.  Thus, we have no financial operating result on which to evaluate investment in the Company. Because we lack a significant operating history, you have no basis upon which to evaluate our ability to achieve our business objective of acquiring, drilling, and developing oil and gas properties and generating revenue therefrom.

Past performance by Messrs. Rochford and Broaddrick may not be indicative of future performance of an investment in us.

Information regarding performance by, or businesses associated with, Messrs. Rochford and Broaddrick is presented for informational purposes only. Any past experience and performance is not a guarantee either: (i) that we will be able to successfully identify profitable oil and gas properties or companies; or (ii) of any results with respect to any such acquisitions we may consummate. You should not rely on the historical record and performance of Messrs. Rochford or Broaddrick as indicative of the specific future performance of an investment in us or the returns, if any, we may or could generate going forward. An investment in us is not an investment in Messrs. Rochford or Broaddrick.

Our officers and directors will allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to complete our initial business combination.

Our officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other responsibilities. We do not intend to have any full-time employees prior to the completion of our initial acquisition. Each of our officers and directors is engaged in other business endeavors for which they may be entitled to substantial compensation and our officers and directors are not obligated to contribute any specific number of hours per week to our affairs.

We are dependent upon our officers and directors and their departure could adversely affect our ability to operate.

Our initial operations are dependent upon a small group of individuals, namely Messrs. Rochford and Broaddrick. We believe that our success depends on the continued service of these officers and directors, at least until we have completed our initial target acquisition. We do not have an employment agreement with, or key-man insurance on the life of either of these persons. The unexpected loss of the services of one or more of these parties could have a detrimental effect on us.

We may issue notes or other debt securities, or otherwise incur substantial debt, to acquire further oil and gas projects or companies, which may adversely affect our leverage and financial condition and thus negatively impact the value of our stockholders’ investment in us.

Although we have no commitments as of the date of this prospectus to issue any notes or other debt securities, or to otherwise incur outstanding debt following this offering, we may choose to incur substantial debt to initiate our principal business activities. The incurrence of debt could have a variety of negative effects, including:

•default and foreclosure on our assets if our operating revenues after an initial business acquisition are insufficient to repay our debt obligations;

•acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;

•our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•our inability to pay dividends on our common stock;

•using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our common stock if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•limitations on our flexibility in planning for and reacting to changes in our business and in the specific industry in which we operate;

•increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

We may be unable to obtain additional financing to fund our oil and gas operations or growth acquisitions, which could compel us to restructure or abandon a particular project.

Although we believe that the net proceeds from our founder and from our prior nonpublic offering will be sufficient to allow us to complete our initial operations, in order to complete our drilling obligation on our current lease or to acquire further properties or existing oil and gas companies. If our funds on hand prove to be insufficient, either because of the inability to partner with others for development of our current oil and gas lease, or the depletion of the available cash in search of new projects, we may be required to seek additional financing or to abandon a proposed acquisition. We cannot assure you that such financing will be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to complete our initial acquisition, we would be compelled to either restructure the transaction or abandon that particular target and seek an alternative candidate. The failure to secure additional financing could have a material adverse effect on the continued development or growth of our business. None of our officers, directors or stockholders is required to provide any financing to us in connection with or after any business transaction.

Our founding stockholders will control the election of our board of directors until consummation of our initial business acquisition and will hold a substantial interest in us. As a result, they will elect all of our directors prior to the consummation of our initial acquisition and may exert a substantial influence on actions requiring a stockholder vote, potentially in a manner that you do not support.

Our founding stockholders own approximately 78.7% of our outstanding common stock. In addition, the founder shares, all of which are held by our initial stockholders, will entitle the holders to elect all of our directors prior to the consummation of our initial business acquisition. As a result, other shareholders will not have any influence over the election of directors prior to our initial business acquisition.

Provisions in Nevada law may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our common stock and could entrench management.

Section 78.411 et seq. of the NRS affects the ability of an “interested stockholder” to engage in certain business combinations, for a period of two years following the time that the stockholder becomes an “interested stockholder.” We may elect in any future amendments to our articles of incorporation not to be subject these sections. These provisions may limit the ability of third parties to acquire control of our Company.

Risks Related to Our Oil and Gas Activities

The recent US import ban on energy from Russia which has resulted in increased commodity prices, and a threatened corresponding export ban from Russia, creates uncertainty in the oil and gas markets which may affect the Company’s ability to commence operations.

On March 8, 2022, in response to Russia’s invasion of Ukraine, the President signed an executive order banning the import of Russian oil, liquified national gas, and coal to the US.  In addition, the executive order mandates that the US will work with its allies to adopt a similar ban.  Oil prices spiked to their highest levels since 2008 as a result of the executive order.  Russia has threatened to retaliate with an embargo on gas exports, particularly to Europe, and has further demanded payment for gas by customers in Rubles, the Russian currency, rather than in euros or dollars.  Historically, oil prices have been volatile, as evidenced most recently by the significant decline in oil and gas prices as a result of global reduction in the consumption of oil and gas products during the initial stages of the pandemic.  The current import ban, and any Russian export ban, could result in much higher prices for oil and gas based on increased demand for oil and gas, particularly in the US and Europe.  It is impossible to predict the ultimate effect actions to ban oil and gas imports and exports from and to Russia will have on the global economy and commodity prices in general.  Uncertainty in the oil and gas markets could have an adverse impact on the proposed business of the Company if investors and others are reluctant to invest in oil and gas projects.

Prospects that we decide to drill may not yield oil or natural gas in commercially viable quantities.

We have not yet commenced drilling activity on our current oil and gas prospect. For this prospect and any future ones, there is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercial quantities. We cannot assure you that the analogies we draw from available data obtained by analyzing other wells, more fully explored prospects or producing fields will be applicable to our drilling prospects.

A substantial or extended decline in oil and natural gas prices may adversely affect our proposed business and our future financial condition or results of operations.

The price for oil and natural gas production may heavily influence any future our revenue, profitability, access to capital and future rate of growth. Oil and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile. These markets will likely continue to be volatile in the future. The prices at which a company could generate for production, and the levels of such production, depend on numerous factors, many of which would be beyond our control. These factors include, but are not limited to, the following:

●changes in global supply and demand for oil and natural gas, which has recently been negatively affected by concerns about the impact of COVID-19;

●delays in equipment and other items based on supply chain slow downs;

●the actions of the Organization of Petroleum Exporting Countries, or OPEC;

●oil price conflicts between oil producing countries;

●the price and quantity of imports of foreign oil and natural gas;

●political conditions, including embargoes, in or affecting other oil-producing activity;

●the level of global oil and natural gas exploration and production activity;

●the level of global oil and natural gas inventories;

●weather conditions;

●technological advances affecting energy consumption; and

●the price and availability of alternative fuels.

Lower oil and natural gas prices may not only decrease revenues on a per BOE basis but also may reduce the amount of oil and natural gas that could be produced economically. Lower prices also negatively impact the value of proved reserves. The recent drop in the price of oil has forced many companies to re-evaluate their current capital expenditure budgets and make changes accordingly that may be in the best interest of their company and its stockholders. A substantial or extended decline in oil or natural gas prices may materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance capital expenditures.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect any future business venture we seek.

Our future success may in part depend on the success of any exploitation, exploration, development and production activities in which we may engage. Oil and natural gas exploration and production activities are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable oil or natural gas production. For example, on January 20, 2021, the Biden Administration placed a 60-day moratorium on new oil and gas leasing and drilling permits on federal land, and on January 27, 2021, the Department of Interior acting pursuant to an Executive Order from President Biden suspended the federal oil and gas leasing program indefinitely. These actions or other future executive actions could have a material adverse effect on potential future activities in this industry.

Any decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. The cost of drilling, completing and operating wells is often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay or cancel drilling, including the following: delays imposed by or resulting from compliance with regulatory requirements; pressure or irregularities in geological formations; shortages of or delays in obtaining equipment and qualified personnel; equipment failures or accidents; adverse weather conditions; reductions in oil and natural gas prices; title problems; and limitations in the market for oil and natural gas.

We may incur substantial losses and be subject to substantial liability claims as a result of any oil and natural gas operations.

It may not be possible to insure against all risks. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect any future business opportunities. Oil and natural gas exploration and production activities are subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:

●environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater and shoreline contamination;

●abnormally pressured formations;

●mechanical difficulties, such as stuck oil field drilling and service tools and casing collapse;

●fires and explosions;

●personal injuries and death; and

●natural disasters.

Any of these risks could adversely affect our ability to conduct future operations or result in substantial losses. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, then it could materially and adversely affect.

Competition is intense in the oil and natural gas industry.

We intend to operate in a highly competitive environment for acquiring oil and gas companies, projects, or properties and marketing oil and natural gas. Competitors include multinational oil and natural gas companies, major oil and natural gas companies, independent oil and natural gas companies, individual producers, financial buyers as well as participants in other industries that supply energy and fuel to consumers. Many competitors have greater and more diverse resources than we will have. Additionally, competition for acquisitions may significantly increase the cost of available properties. We may compete for the personnel and equipment required to explore, develop and operate properties. Competitors also may have established long-term strategic positions and relationships in areas in which we may seek to enter. Consequently, competitors may be able to address these competitive factors more effectively than we could.

If access to markets were restricted, it could negatively impact a company’s production, income and ability to retain leases.

Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements hinders companies’ access to oil and natural gas markets or delays production. The availability of a ready market for oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. A company’s ability to market its production depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Its failure to obtain such services on acceptable terms could materially harm its business.

We may be adversely affected by natural disasters, pandemics (including the recent coronavirus outbreak) and other catastrophic events, and by man-made problems such as terrorism, that could disrupt our business operations.

Natural disasters, adverse weather conditions, floods, pandemics (including the recent coronavirus outbreak), acts of terrorism and other catastrophic or geo-political events may cause damage or disruption to our operations and the global economy, or could result in market disruption, any of which could have an adverse effect on our business, operating results, and financial condition.

The ongoing coronavirus outbreak has impacted various businesses throughout the world, including an impact on the global demand for oil and natural gas, travel restrictions and the extended shutdown of certain businesses in impacted geographic regions. If the coronavirus outbreak situation should worsen, it could have a material adverse impact on our business operations, operating results and financial condition.

Extreme weather conditions, which could become more frequent or severe due to climate change, could adversely affect our ability to conduct drilling, completion and production activities in the areas where we operate.

Any future exploitation and development activities and equipment could be adversely affected by extreme weather conditions, such as hurricanes or freezing temperatures, which may cause a loss of production from temporary cessation of activity from regional power outages or lost or damaged facilities and equipment. Such extreme weather conditions could also impact access to our drilling and production facilities for routine operations, maintenance and repairs and the availability of and our access to, necessary third-party services, such as gathering, processing, compression and transportation services. These constraints and the resulting shortages or high costs could delay or temporarily halt our operations and materially increase our operation and capital costs, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Legal and Regulatory Matters

Legislative and regulatory initiatives related to global warming and climate change could have an adverse effect on our operations and the demand for oil and natural gas.

The U.S. Congress and the EPA, in addition to some state and regional authorities, have in recent years considered legislation or regulations to reduce emissions of greenhouse gases, or GHGs. These efforts have included consideration of cap-and-trade programs, carbon taxes or fees, GHG reporting and tracking programs, and regulations that directly limit GHG emissions from certain sources. In the absence of federal GHG-limiting legislation, the EPA has determined that GHG emissions present a danger to public health and the environment and has adopted regulations that, among other things, restrict emissions of GHGs under existing provisions of the U.S. CAA. For example, the EPA has adopted and implemented regulations under existing provisions of the CAA that, among other things, establish permitting requirements for GHG, require that certain facilities meet “best available control technology” standards, and mandate annual reporting of GHG emissions.

The EPA also sought to address climate change through its GHG NSPS regulations, which the current administration intends to review, pursuant to the Executive Order on Protecting Public Health and the Environment and Restoring Science to Tackle the Climate Crisis. Many state governments have established rules aimed at reducing greenhouse gas emissions, including greenhouse gas cap and trade programs. Most of these cap-and-trade programs work by requiring major sources of emissions to acquire and surrender emission allowances. It is difficult to predict the timing and certainty of such government actions and their ultimate effect, which could depend on, among other things, the type and extent of greenhouse gas reductions required, the availability and price of emissions allowances or credits, the availability and price of alternative fuel sources, the energy sectors covered, and the ability to recover the costs incurred through our operating agreements or the pricing of oil, natural gas, and other products.

On an international level, the United States is one of almost 200 nations that agreed in December 2015 to the Paris Agreement. However, the Paris Agreement does not impose any binding obligations on the United States. In June 2017, President Trump announced that the United States would withdraw from the Paris Agreement, which became effective November 4, 2020. On February 19, 2021, the United States rejoined the Paris Agreement. Further, several states and local governments remain committed to the principles of the Paris Agreement in their effectuation of policy and regulations.

Oil and gas companies are subject to complex laws that can affect the cost, manner or feasibility of doing business.

Exploration, development, production and sale of oil and natural gas are subject to extensive federal, state, local and international regulation. It is not possible to predict how or when regulations affecting operations might change. The Biden Administration’s January 20, 2021 issuance of a 60-day moratorium on new oil and gas leasing and drilling permits on federal land, and the related January 27, 2021 Executive Order suspending the federal oil and gas leasing program are examples of the uncertainties oil and gas companies and the industry face with respect to regulation at the federal level. Similarly, at the state level, New Mexico’s consideration of legislation to prohibit certain uses of freshwater in fracking operations, implement new disclosure requirements, and increase penalties may affect the cost and feasibility of a company’s business. It could be required to make large expenditures to comply with governmental regulations. Other matters subject to regulation include: discharge permits for drilling operations; drilling bonds; reports concerning operations; the spacing of wells; unitization and pooling of properties; and taxation.

Under these laws, a company could be liable for personal injuries, property damage and other damages. Failure to comply with these laws also may result in the suspension or termination of its operations and subject it to administrative, civil and criminal penalties. Moreover, these laws could change in ways that substantially increase a company’s costs. Any such liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect the company’s financial condition and results of operations.

Oil and gas operations may incur substantial liabilities to comply with the environmental laws and regulations.

Oil and natural gas operations are subject to stringent federal, state and local laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution resulting from our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, incurrence of investigatory or remedial obligations or the imposition of injunctive relief. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require a company to make significant expenditures to maintain compliance and may otherwise have a material adverse effect on its results of operations, competitive position or financial condition as well as the industry in general. Under these environmental laws and regulations, a company could be held strictly liable for the removal or remediation of previously released materials or property contamination regardless of whether it was responsible for the release or if its operations were standard in the industry at the time they were performed. The amount of additional future costs would not be fully determinable due to such factors as the unknown magnitude of possible contamination, the unknown timing and extent of the corrective actions or compliance efforts that may be required, the determination of the company’s liability in proportion to other responsible parties, and the extent to which such costs are recoverable from third parties.

Our proposed operations are subject to a series of risks arising out of the threat of climate change that could result in increased operating costs, limit the areas in which we may conduct oil and natural gas exploration and production activities, and reduce demand for the oil and natural gas we produce.

In the United States, no comprehensive climate change legislation has been implemented at the federal level. Nevertheless, a number of regulations have been adopted and proposed which could result in significant changes to the oil and gas industry.  For example, the release of methane into the environment is now strongly regulated and may require the dedication of additional funds for compliance.  The adoption and implementation of new or more stringent international, federal or state legislation, regulations or other regulatory initiatives that impose more stringent standards for greenhouse gas (“GHG”) emissions from the oil and natural gas sector or otherwise restrict the areas in which this sector may produce oil and natural gas or generate GHG emissions could result in increased costs of compliance or costs of consuming, and thereby reduce demand for, oil and natural gas. Additionally, political, litigation and financial risks may result in us restricting or cancelling production activities, incurring liability for infrastructure damages as a result of climatic changes, or having an impaired ability to continue to operate in an economic manner. One or more of these developments could have a material adverse effect on our business, financial condition and results of operations.  Further, the effects of climate change, such are more frequent and severe climate events could adversely affect our ability to produce, transport, or market any oil and gas we produce.

Risks Related to our Common Stock

Purchasers of the Shares may have difficulty trading and obtaining quotations for our Common Stock.

On February 23, 2023, trading was initiated on the Company’s common stock through its quotation on the OTCQB. Since our common stock has only been actively traded for a short period of time, the bid and asked prices for our common stock may fluctuate widely. This would have the effect of severely limiting the liquidity of our common stock and would likely reduce the market price of our common stock and hamper our ability to raise additional capital.

We have not paid cash dividends since inception and do not expect to pay dividends in the foreseeable future.  Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future.  The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant.  If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

We are an “emerging growth company,” and will be able take advantage of reduced disclosure requirements applicable to “emerging growth companies,” which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and, for as long as we continue to be an “emerging growth company,” we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period. As an emerging growth company, our financial statements may not be comparable to those of other companies because of the reduced reporting requirements of an emerging growth company.  Further, we cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

We may authorize and issue shares of preferred stock to acquire an oil and gas property or company or shares of our common stock under an employee incentive plan after completion of an acquisition of such a company. Any such issuances would dilute the interest of our stockholders and likely present other risks.

Although our articles of incorporation do not authorize any preferred shares, they could easily be amended to do so with board consent and majority shareholder approval by the founders.  We would also likely issue a substantial number of shares of Common Stock, and may issue shares of preferred stock, in order to complete our initial acquisition or under an employee incentive plan after completion of our initial business combination. The issuance of additional shares of common or preferred stock:

•may significantly dilute the equity interest of current shareholders;

•may subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded the holders of our common stock;

•could cause a change in control if a substantial number of shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and

•may adversely affect prevailing market prices for our common stock.

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipate, believe, continue, could, estimate, expect, intends, may, might, plan, possible, potential, predict, project, should, would and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

•	our ability to select appropriate oil and gas companies, project, or property;

•	our expectations around the performance of a prospective target company, project, or property;

•	our potential ability to obtain additional financing to complete fund our oil and gas projects;

•	our pool of prospective target oil and gas companies, projects, or properties;

•	our ability to consummate acquisitions due to the uncertainty resulting from the recent COVID-19 pandemic;

•	the ability of our officers and directors to generate a number of potential target opportunities;

•	our public securities’ potential liquidity and trading;

•	changes in the oil and gas industry;

•	regulatory developments; or

•

Factors affecting the economy or otherwise caused by war, terrorist attacks, severe weather conditions, climate change, supply chain delays, pandemic or other public health conditions, or similar events.

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the Shares by the Selling Stockholders.  All of the costs of this offering will be borne by the Company, except for selling commissions or other costs associated with the sale of the Shares by the Selling Stockholder, or costs incurred for legal counsel retained by the Selling Stockholder.

MARKET FOR OUR COMMON STOCK

Market Information

On February 23, 2023, trading was initiated on the Company’s common stock through its quotation on the OTCQB. Our Trading Symbol is CRCE

Holders

At the date of this prospectus, we had approximately 75 record holders of our Common Stock. We have appointed Colonial Stock Transfer Company, Salt Lake City, Utah, to act as the transfer agent of our Common Stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and related notes thereto contained in this prospectus.

Overview

We were incorporated on December 7, 2021, as a Nevada company for the purpose of acting as an independent exploration and production company to engage in oil and natural gas development, production, acquisition, and exploration activities currently focused in Texas. We have acquired a 75% working interest in an 80-acre oil and gas lease located in Andrews County, Texas, and have entered into a joint venture agreement to explore the area of mutual interest surrounding the current lease for further acquisitions and development.

Results of Operations and Known Trends or Future Events

We are in our startup phase of operations and have not generated any revenues to date. Activities since inception include corporate organizational activities, our recently completed private offering, those activities necessary to prepare for the registration of shares for the Selling Stockholders, acquisition of our first oil and gas lease interest, and arrangements to expand operations in the current area of interest through a joint venture with a third party. We have incurred operating expenses related to legal and accounting services, and oil and gas lease acquisition costs.  We expect to incur expenses to develop the oil and gas lease and anticipate increased expenses as a result of being a public company (for legal, financial reporting, accounting, and auditing compliance), as well as for due diligence expenses related to future oil and gas business growth. We expect our expenses to increase substantially as a result.

Year Ended December 31, 2022 Compared to the partial Year Ended December 31, 2021

Sales, production costs and production taxes. The Company does not currently have any producing wells and thus has no production, sales, production costs or production taxes nor has it ever had any to date.

Depreciation, depletion and amortization. We have no production and our current oil and gas properties thus are not yet subject to amortization.  Further, we have no depreciable assets.

General and administrative expenses. General and administrative expenses were $63,095 for year ended 2022, as compared to $3,226 for the partial year ended December 31, 2021, which included $3,000 in formation related expenses.  The increase is related to costs incurred in 2022 towards listing the common stock of the Company on the OTCQB.

Net loss. The Company had net loss of $63,095 for year ended 2022, as compared to $3,226 for the partial year ended December 31, 2021, which included $3,000 in formation related expenses.  This increase in loss was the result of incurring costs in 2022 towards listing the common stock of the Company on the OTCQB.

Liquidity and Capital Resources

Financing of Operations.  Our source of cash in 2022 was from a private placement offering of our common stock and in 2021 was from this issuance of founder’s shares.  These funds, along with funds from the issuance of founder’s shares, were used to fund our operations during 2022.  Those operations consisted of acquiring our initial acreage position and costs incurred towards listing the common stock of the Company on the OTCQB.

Equity Offering. During 2022, the Company issued 330,000 shares of common stock in a private placement offering.  The shares were subsequently registered via a Form S-1 filing.  Gross proceeds from this offering were $264,000.

Cash Flows. During 2022 and 2021, we had cash inflow from issuance of common stock of $209,413 and $237,650, respectively.  During 2022, we expended $34,500 in capital expenditures, to acquire our initial property. We used in cash operating activity of $76,672 during the year ended December 31, 2022 and $2,650 for the partial year ended December 31, 2021.

As of December 31, 2022, we had cash on hand of $336,241 and working capital of $346,242, as compared to cash on hand of $235,000 and working capital of $234,424 as of December 31, 2021.

Contractual Obligations. The Company has a short term lease for executive office-sharing space in Tulsa, Oklahoma.

Management believes it has on hand sufficient cash resources to meet its material cash requirements for the next 12 months but will require further funding or other arrangements to commence extensive drilling operations or acquire further oil and gas interests.  As discussed further below, management believes that through its resources and relationships, appropriate arrangements for required funding can be reasonably obtained.  We have no capital commitments for expenditures, other than those existing under our current oil and gas lease.  We anticipate primarily utilizing these funds to increase our acreage position adjacent to our initial acreage position.  Any remaining funds would be used to cover the initial costs of drilling wells on the Company’s existing lease, to seek drilling partners for the costs of the wells, and to secure additional oil and gas properties.

Under our current oil and gas lease, we are required to drill two wells on the property within three years from the lease date.  If we fail to commence, drill or develop one or both of the wells within the three-year period, the undrilled tract or tracts will automatically revert to the lessor.

Before commencing development activity, management first intends to increase our acreage position adjacent to our initial acreage position.  Once this process is complete, we can determine how best to proceed, particularly as it relates to whether we would drill vertically or horizontally.  The amount and configuration of the acreage will determine whether to implement vertical or horizontal drilling.

If the Company is not successful in adding additional acreage, we would proceed with developing our initial acreage, beginning with the drilling of the two vertical wells as required by the current oil and gas lease.  Each of these wells would cost approximately $750,000 to drill and complete.  To fund this drilling, the Company would likely enter into agreements with industry partners who would provide funding in return for a portion of the working interest in the wells.  Management has not yet entered into any agreements but has had extended conversations with those industry partners regarding potential participation in the drilling.  These discussions have concluded with positive indications that they would wish to participate and so the required funding would be available.  In the alternative, management may seek funding through the sale of equity in the Company after the Common Stock commences trading.

On February 23, 2023, trading was initiated on the Company’s common stock through its quotation on the OTCQB.

PROPOSED BUSINESS

We are a recently incorporated Nevada corporation formed for the purpose of acquiring and developing oil and gas prospects, primarily in the state of Texas and surrounding states.  We anticipate acquiring these properties either directly from the owners or through one or more acquisitions of smaller oil and gas companies with existing oil and gas assets and established management teams. We have acquired an interest in our first oil and gas lease and have entered into an arrangement to develop an area of mutual interest in the same area.  Management has also had ongoing preliminary discussions with multiple potential sellers and management teams as well as with contacts within the banking community to further develop the company’s ongoing business.  Through management’s prior relationships, we acquired our first prospect and have identified a selection of additional potential acquisition targets.  Further, the Company has filed with the Texas Railroad Commission to be established as an operator of oil and gas properties in Texas.  In addition, Mr. Rochford, one of our founders, paid $240,000 for his founder’s shares in the Company, and in March 2022, we completed a non-public offering of our common stock in which we raised gross proceeds of $264,000, all of which we intend to be used for general operating expenses, for our current project, and to search for additional suitable oil and gas properties or projects.

C. W. Logsdon Lease

Under the terms of a Farmout Agreement and Conditional Lease Assignment dated May 16, 2022, we have acquired a 75% working interest, and 55.5% net revenue interest, in the C. W. Logsdon Lease, an 80-acre tract located in Andrews County, Texas.  We acquired the interest from Aspen Energy Partners, LTD., a Florida limited partnership which holds the remaining 25% working interest.  Under the lease agreement, we are required to drill at least two wells, one on each 40-acre farmout tract, within three years or the rights under the lease to any undrilled tract or tracts will automatically revert to Aspen.

There are currently two plugged but no producing wells on the lease.  These two wells were drilled on 40-acre spacing, produced from the Clear Fork and were economical.  There are additional wells on surrounding acreage that have produced marketable quantities of oil and gas.

The initial intent is to drill two new Clear Fork wells based on 20-acre spacing.  Management believes there is potential for further downspacing to 10-acre spacing, depending on oil and gas prices, development cost and completion results of the 20-acre development.  Management also believes there is potential for San Andres development with possible 10-acre spacing, again depending on oil and gas prices, development costs and completion results.

We have also entered into a joint venture agreement with Aspen to mutually develop an area of mutual interest near the current lease. This area of mutual interest consists of approximately 880 acres including and adjoining the acquired acreage.  If we are successful in acquiring additional acreage, we would jointly own mineral rights in the same percentage of ownership with Aspen as the current lease (75% Circle, 25% Aspen).  The parties intend that the joint venture would use AAPL 610-19819 or AAPL 610-2015 or similar operating agreement to structure the joint venture.  The liabilities of the parties would be severed and not joint, and each party would be responsible only for its share of the costs and liabilities incurred under the operating agreement.  Aspen is a ten-year-old oil and gas exploration company with the majority of its projects located in Texas.  During its operating history, Aspen has owned over 70 oil and gas producing wells.

Management intends to lease additional acreage within the area of mutual interest.  Towards this end, we have engaged a petroleum engineer to prioritize the acreage for leasing.  We then intend to engage a landman to commence our leasing efforts.  Once we have identified and acquired the specific acreage for development and evaluated our best options to develop it, we will be able to determine whether to utilize vertical or horizontal drilling.  This will be determined based on the amount and configuration of any additional acquired acreage.

If we are unsuccessful in adding additional acreage, we intend to commence development or our existing property via vertical drilling, beginning with the two wells required under our current lease.  We estimate that drilling and completing these wells would cost approximately $750,000 per well.  If the results of the initial well are successful, we would commence drilling of the second well at a similar cost and timeframe. We intend to seek joint venture opportunities to fund the drilling of these wells.  We anticipate that any wells drilled on the existing lease would produce primarily oil.

Business Strategy

Our strategy is to leverage the strategic and transactional experience of our founders to bring advice and attention to potential future oil and gas projects or properties.  Our selection process will leverage our founders’ and our joint venture partner’s networks of industry relationships as well as relationships with management teams of public and private companies, attorneys and accountants, which we believe should provide us with a number of oil and gas target acquisitions.  Based upon the past experience of management, we anticipate that the initial properties added to the current project would be located in or around Andrews County, Texas, where Mr. Rochford operated hundreds of wells and successfully drilled both vertical and horizontal wells while in management of Arena Resources, Inc. (“Arena”) and Ring Energy, Inc. (“Ring”).

Our management team has experience in:

•Sourcing, structuring, acquiring and selling businesses, most recently with Arena and Ring.

•Fostering relationships with sellers, capital providers and target management teams.

•Negotiating transactions favorable to investors, including multiple significant acquisitions for both Arena and Ring that were accretive to investors and mergers or transitions that created value for investors.  Among the acquisitions with Arena were the East Hobbs acquisition in May 2004 with a purchase price of approximately $10 million resulting in an increase in the Standardized Measure of Discounted Future Net Cash Flows of the company of approximately $47.9 million at the time of acquisition and the Fuhrman Mascho acquisition with an aggregate purchase price of approximately $11 million resulting in an increased in the  Standardized Measure of Discounted Future Net Cash Flows of the company of approximately $66.8 million at the time of acquisition.  With Ring, the company completed the Wishbone acquisition in April 2019 for an aggregate purchase price of approximately $292.5 million resulting in an increase in the Standard Measure of Discounted Future Net Cash Flows of the company of approximately $487.5 million.  All of these acquisitions became keystone properties for their given companies and had extensive upside and, through development, provided even greater return to investors when compared with the acquisition cost.  Additionally, under Mr. Rochford’s guidance, Arena was merged with a NYSE listed company (Sandridge Energy, Inc.) with overwhelming shareholder approval of the transaction, and Ring completed a transition to new management, which was a factor in shareholder value for Ring investors to more than double since the transition occurred.

•Executing transactions in multiple geographies and under varying economic and financial market conditions.  Arena acquired oil and gas properties throughout Oklahoma, Kansas, Texas and New Mexico, with varying zones of production, depths and methods of development (i.e., drilling or injection) between 2000 and 2008 and completed a merger in 2010.  Over that time oil prices ranged from less than $20 to in excess of $100.  Similarly, Ring completed acquisitions of oil and gas properties or projects under Mr. Rochford’s guidance throughout Kansas, Texas and New Mexico between 2012 and 2020, also experiencing great volatility and guiding the Company through the turmoil created by the COVID-19 pandemic.

•Accessing the capital markets, including financing businesses and helping companies transition to public ownership.  Mr. Rochford led Arena through the IPO process and multiple private and public equity transactions between 2000 and 2008 aggregating in excess of $290 million raised as well as establishing revolving lines of credit which eventually had achieved a borrowing base of $150 million, though utilization peaked at $36.5 million.  Additionally, through a reverse merger Mr. Rochford brought private assets to public ownership with Ring.  Following the reverse merger, as with Arena, Mr. Rochford led Ring to access the capital markets through both private and public equity transactions, aggregating in excess of $465 million and established revolving lines of credit that at one point achieved a borrowing base of $425 million and was utilized for as much as $366.5 million.

•Operating companies, setting and changing strategies, and identifying, monitoring and recruiting world-class talent.  Both Arena and Ring focused on operating oil and gas properties in which they owned interests, so that the companies could control the operation of the properties, particularly operating costs and development expenditures.  This control allowed the companies to adjust strategies, particularly in relation to development, as best suited a given economic or financial circumstance.  The primary volatility which required adjustment was commodity price, and control of the operations allowed the companies to increase or decrease development activity based on changes in commodity prices.  Additionally, under Mr. Rochford’s leadership, at a time when engaging drilling rigs was exceptionally costly and at times difficult to engage, Arena acquired its own drilling rigs in order to allow it to maintain its drilling activity.

•Acquiring and integrating companies.  Both Arena and Ring completed numerous acquisitions, some being individual assets, some the entirety of assets from a given entity, and some the entities themselves.  Regardless of the form of the acquisition, the management team successfully integrated the assets and/or companies.

•Developing and growing companies, both organically and through acquisitions and strategic transactions.  As noted above, the management team has led previous companies through a multitude of transactions, allowing for the continued growth of their companies.  All the acquisitions have been targeted not just for their production, but also for the potential for further development allowing for further growth.

We intend to focus on oil and gas companies, projects, properties, and related assets, with extensive production histories and limited geologic risk.  Our executive team has extensive experience in assessing acquisition targets and a proven ability to evaluate resource plays.  We intend to continue to pursue strategic acquisitions that meet our operational and financial targets. To the extent possible, we intend to acquire producing properties and/or developed undrilled properties rather than exploratory properties.  We do not intend to limit our evaluation to any one state.

Acquisition Criteria

Consistent with our business strategy, we intend to continue our acquisition of oil and gas properties or companies owning such properties.  In evaluating a prospective target property or business, we expect to conduct an extensive due diligence review which may encompass, as applicable and among other things, meetings with property owners, incumbent management and employees, document reviews, interviews of customers and suppliers, inspection of facilities and a review of financial and other information about the target property or company. We will also utilize our management team’s operational and development planning experience. If we determine to move forward with a particular target, we will proceed to structure and negotiate the terms of the acquisition transaction.

We may seek partners in the industry to help fund the cost of drilling and development of our existing and future oil and gas projects.  We may also need to obtain additional financing to complete our initial business combination because the transaction requires more cash than is available from the proceeds held in our company bank account, in which case we may issue additional securities or incur debt in connection with such acquisition. We will also attempt to fund acquisitions of oil and gas properties or projects using our equity securities. Management believes that having its common stock quoted on OTCQB would provide equity currency which could be used in this process.  There are no prohibitions on our ability to issue securities or incur debt in connection with our oil and gas acquisitions or operations. We are not currently a party to any arrangement or understanding with any third party with respect to raising any additional funds through the sale of securities, the incurrence of debt or otherwise.

Competition

We operate in a highly competitive environment for acquiring properties, marketing oil and natural gas and securing trained personnel. Most of our competitors possess and employ financial resources substantially greater than ours and some of our competitors employ more technical personnel. These factors can be particularly important in the areas in which we operate. Those companies may be able to pay more for productive oil and natural gas properties and exploratory prospects, and to evaluate, bid for, and purchase a greater number of properties and prospects than what our financial or technical resources permit. Our ability to acquire additional properties and to find and develop reserves in the future will depend on our ability to identify, evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

Government Regulations

Oil and natural gas operations are subject to various types of legislation, regulation and other legal requirements enacted by governmental authorities. This legislation and regulation affecting the oil and natural gas industry is under constant review for amendment or expansion. Some of these requirements carry substantial penalties for failure to comply. The regulatory burden on the oil and natural gas industry increases our cost of doing business and, consequently, could affect our future profitability.

Regulation of Drilling and Production

The production of oil and natural gas is subject to regulation under a wide range of local, state and federal statutes, rules, orders and regulations. Federal, state and local statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. The trend in oil and natural gas regulation has been to increase regulatory restrictions and limitations on such activities. Any changes in, or more stringent enforcement of, these laws and regulations may result in delays or restrictions in permitting or development of projects or more stringent or costly construction, drilling, water management or completion activities or waste handling, storage, transport, remediation, or disposal emission or discharge requirements which could have a material adverse effect on the Company. For example, in January 2021, President Biden signed an Executive Order directing the Department of Interior (the “DOI”) to temporarily pause new oil and gas leases on federal lands and waters pending completion of a comprehensive review of the federal government’s existing oil and gas leasing and permitting program. In June 2021, a federal district court enjoined the DOI from implementing the pause and leasing resumed, although litigation over the leasing pause remains ongoing. In February 2022, another judge ruled that the Biden Administration’s efforts to raise the cost of climate change in its environmental assessments, would increase energy costs and damage state revenues from energy production. This ruling has cause federal agencies to delay issuing new oil and gas leases and permits on federal lands and waters. The Biden Administration has also announced that it intends to review the Trump Administration’s 2017 repeal of the 2015 rule regulating hydraulic fracturing activities in federal land under the Presidential Executive Order on Protecting Public Health and the Environment and Restoring Science to Tackle the Climate Crisis. While our existing lease is not located on federal lands, these regulatory actions could have a material adverse effect on our industry and the Company should we acquire federal leases.

Our initial property and area of interest is located in Texas, which also has regulations governing conservation matters, such as the unitization or pooling of oil and natural gas properties, the establishment of maximum allowable rates of production from oil and natural gas wells, the regulation of well spacing, and plugging and abandonment of wells. The effect of these regulations is to limit the amount of oil and natural gas that we can produce from our wells and to limit the number of wells or the locations at which we can drill, although we can apply for exceptions to such regulations or request reductions in well spacing. Moreover, Texas imposes a production or severance tax with respect to the production and sale of oil, natural gas and natural gas liquids within their jurisdictions.

The failure to comply with these rules and regulations could result in substantial penalties and could have a material adverse effect on any future revenue generated from our initial or future properties.

Regulation of Transportation of Oil

Sales of crude oil, condensate and natural gas liquids are not currently regulated and are made at negotiated prices, however, Congress could reenact price controls in the future.

Our sales of crude oil are affected by the availability, terms and cost of transportation. The transportation of oil in common carrier pipelines is also subject to rate regulation. The Federal Energy Regulatory Commission, or the FERC, regulates interstate oil pipeline transportation rates under the Interstate Commerce Act. Intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state. Insofar as effective interstate and intrastate rates are equally applicable to all comparable shippers, we believe that the regulation of oil transportation rates will not affect our operations in any way that is of material difference from those of our competitors. Further, interstate and intrastate common carrier oil pipelines must provide service on a non-discriminatory basis. Under this open access standard, common carriers must offer service to all shippers requesting service on the same terms and under the same rates. When oil pipelines operate at full capacity, access is governed by pro-rationing provisions set forth in the pipelines’ published tariffs. Accordingly, we believe that access to oil pipeline transportation services generally will be available to us to the same extent as to our competitors.

Regulation of Transportation and Sale of Natural Gas

Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and regulations issued under those Acts by the FERC. In the past, the federal government has regulated the prices at which natural gas could be sold. While sales by producers of natural gas can currently be made at uncontrolled market prices, Congress could reenact price controls in the future.

Since 1985, the FERC has endeavored to make natural gas transportation more accessible to natural gas buyers and sellers on an open and non-discriminatory basis. The FERC has stated that open access policies are necessary to improve the competitive structure of the interstate natural gas pipeline industry and to create a regulatory framework that will put natural gas sellers into more direct contractual relations with natural gas buyers by, among other things, unbundling the sale of natural gas from the sale of transportation and storage services. Although the FERC’s orders do not directly regulate natural gas producers, they are intended to foster increased competition within all phases of the natural gas industry.

We cannot accurately predict whether the FERC’s actions will achieve the goal of increasing competition in markets in which our natural gas is sold. Therefore, we cannot provide any assurance that the less stringent regulatory approach established by the FERC will continue. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers.

Intrastate natural gas transportation is subject to regulation by state regulatory agencies. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that the regulation of similarly situated intrastate natural gas transportation in any states in which we operate and ship natural gas on an intrastate basis will not affect our operations in any way that is of material difference from those of our competitors.

Environmental Compliance and Risks

Our proposed oil and natural gas exploration, development and production operations are subject to stringent federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. At the federal level, among the more significant laws that may affect our business and the oil and natural gas industry generally are: the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”); the Oil Pollution Act of 1990 (“OPA”); the Resource Conservation and Recovery Act (“RCRA”); the Clean Air Act (“CAA”); Federal Water Pollution Control Act of 1972, or the Clean Water Act (“CWA”); and the Safe Drinking Water Act of 1974 (“SWDA”). These federal laws are administered by the United States Environmental Protection Agency (“EPA”). Generally, these laws (i) regulate air and water quality, impose limitations on the discharge of pollutants and establish standards for the handling of solid and hazardous wastes; (ii) subject our operations to certain permitting and registration requirements; (iii) require remedial measures to mitigate pollution from former or ongoing operations; and (iv) may result in the assessment of administrative, civil and criminal penalties for failure to comply with such laws. In addition, there is environmental regulation of oil and gas production by state and local governments in Texas. As described below, there are various regulations issued by the EPA and other governmental agencies pursuant to these federal statutes that govern our proposed operations.

In Texas, specific oil and natural gas regulations apply to oil and gas operations, including the drilling, completion and operations of wells, and the disposal of waste oil and saltwater. There are also procedures incident to the plugging and abandonment of dry holes or other non-operational wells, all as governed by the applicable governing state agency.

At the federal level, among the more significant laws and regulations that may affect our business and the oil and natural gas industry are:

Hazardous Substances and Wastes

CERCLA, also known as the Superfund law, and analogous state laws impose liability on certain classes of persons, known as “potentially responsible parties,” for the disposal or release of a regulated hazardous substance into the environment. These potentially responsible parties include (1) the current owners and operators of a facility, (2) the past owners and operators of a facility at the time the disposal or release of a hazardous substance occurred, (3) parties that arranged for the offsite disposal or treatment of a hazardous substance, and (4) transporters of hazardous substances to off-site disposal or treatment facilities. While petroleum and natural gas liquids are not designated as a “hazardous substance” under CERCLA, other chemicals used in or generated by our operations may be regulated as hazardous substances. Potentially responsible parties under CERCLA may be subject to strict, joint and several liability for the costs of investigating and cleaning up environmental contamination, for damages to natural resources and for the costs of certain health studies. In addition to statutory liability under CERCLA, common law claims for personal injury or property damage can also be brought by neighboring landowners and other third parties related to contaminated sites.

RCRA, and comparable state statutes and their implementing regulations, regulate the generation, transportation, treatment, storage, disposal and cleanup of solid and hazardous wastes. Under a delegation of authority from the EPA, most states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Federal and state regulatory agencies can seek to impose administrative, civil and criminal penalties for alleged non-compliance with RCRA and analogous state requirements. Certain wastes associated with the production of oil and natural gas, as well as certain types of petroleum-contaminated media and debris, are excluded from regulation as hazardous waste under Subtitle C of RCRA. These wastes, instead, are regulated as solid waste (i.e., non-hazardous waste) under the less stringent provisions of Subtitle D of RCRA. It is possible, however, that certain wastes now classified as non-hazardous could be classified as hazardous wastes in the future and therefore be subject to more rigorous and costly disposal requirements. Legislation has been proposed from time to time in Congress to regulate certain oil and natural gas wastes as hazardous waste under RCRA. Any such change could result in an increase in our costs to manage and dispose of wastes, which could have a material adverse effect on our consolidated results of operations and financial position.

Under CERCLA, RCRA and analogous state laws, we could be required to remove or remediate environmental impacts on properties we currently own and lease or formerly owned or leased (including hazardous substances or wastes disposed of or released by prior owners or operators), to clean up contaminated off-site disposal facilities where our wastes have come to be located or to implement remedial measures to prevent or mitigate future contamination. Compliance with these laws may constitute a significant cost and effort for us. No specific accounting for environmental compliance has been maintained or projected by us at this time. We are not presently aware of any environmental demands, claims, or adverse actions, litigation or administrative proceedings in which either we or our acquired properties are involved in or subject to, or arising out of any predecessor operations.

Air Emissions

Our operations are subject to the federal CAA and comparable state and local laws and regulations, which regulate emissions of air pollutants from various sources and mandate certain permitting, monitoring, recordkeeping and reporting requirements. The CAA and its implementing regulations may require that we obtain permits prior to the construction, modification or operation of certain projects or facilities expected to produce or increase air emissions above certain threshold levels and strictly comply with those permits, including emissions and operational limitations. These permits may require us to install emission control technologies to limit emissions, which can impose significant costs on our business. We note that in June 2016, the EPA finalized rules regarding criteria for aggregating multiple small sites into a single source for air permitting purposes applicable to the oil and natural gas industry. This rule could cause small facilities to be aggregated for permitting purposes, resulting in treatment as a major source, and thereby triggering more stringent air permitting requirements. Violation of CAA requirements could subject us to monetary penalties, injunctions, conditions or restrictions on operations and, potentially, criminal enforcement actions. Furthermore, future capital expenditures may be required for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions.

The trend under CAA regulations has been to increase the stringency of air quality standards, which may require us to incur capital expenditures for air pollution control equipment or other costs. For example, in October 2015, the EPA lowered the National Ambient Air Quality Standards for ozone to 70 parts per billion, which was a significant decrease from the prior standards. On December 31, 2020, EPA published in the Federal Register its decision to retain the 2015 ozone standards; however, the current administration has announced that it intends to review this rule under the January 20, 2021 Executive Order on Protecting Public Health and the Environment and Restoring Science to Tackle the Climate Crisis. Further reductions in the ozone National Ambient Air Quality Standards could affect our operations and result in the need to install new emissions controls, longer permitting timelines and significant increases in our capital or operating expenditures. Compliance with these and any future air pollution control and permitting requirements has the potential to delay the development of our oil and natural gas projects and increase our costs of development and production, which costs could be significant.

Oil Pollution Prevention

The Oil Pollution Act of 1990 amended the CWA to impose liability for releases of crude oil from vessels or facilities into navigable waters. If a release of crude oil into navigable waters occurs during shipment or from an oil terminal, we could be subject to liability under the Oil Pollution Act. In 1973, the EPA adopted oil pollution prevention regulations under the CWA. These oil pollution prevention regulations require the preparation of a Spill Prevention Control and Countermeasure (“SPCC”) plan for facilities engaged in drilling, producing, gathering, storing, processing, refining, transferring, distributing, using, or consuming crude oil and oil products, and which due to their location, could reasonably be expected to discharge oil in harmful quantities into or upon the navigable waters of the United States. SPCC requirements under the CWA require appropriate containment berms and similar structures to help prevent the discharge of pollutants into regulated waters in the event of a crude oil or other constituent tank spill, rupture or leak. The SPCC regulations require affected facilities to prepare a written, site-specific SPCC plan, which details how a facility’s operations comply with the requirements of the pollution prevention regulations. To be in compliance, the facility’s SPCC plan must satisfy all of the applicable requirements for drainage, bulk storage tanks, tank car and truck loading and unloading, transfer operations (intra-facility piping), inspections and records, security, and training. Most importantly, the facility must fully implement the SPCC plan and train personnel in its execution. Where applicable, we maintain and implement SPCC plans for our facilities.

Water Discharges

The CWA and analogous state laws and regulations impose restrictions and strict controls regarding the discharge of pollutants into navigable waters, defined as waters of the United States (“WOTUS”), as well as state waters. The CWA prohibits the placement of dredge or fill material in wetlands or other WOTUS unless authorized by a permit issued by the U.S. Army Corps of Engineers (“Corps”) or a delegated state agency pursuant to Section 404. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Some states also maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. Also, in June 2016, the EPA issued a final rule implementing wastewater pretreatment standards that prohibit onshore unconventional oil and natural gas extraction facilities from sending wastewater to publicly owned treatment works. This restriction of disposal options for hydraulic fracturing waste and other changes to CWA requirements may result in increased costs. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.

The scope of EPA’s and the Corps’ regulatory authority under Section 404 of the CWA has been the subject of extensive litigation and frequently changing regulations. The EPA issued a final rule in September 2015 that attempted to clarify the federal jurisdictional reach over WOTUS under Section 404 of the CWA. The EPA and the Corps issued a final rule in January 2018 staying implementation of the 2015 WOTUS rule for two years. On October 22, 2019, EPA and the Corps published a final rule repealing the 2015 WOTUS rule. The EPA and the Corps replaced the 2015 WOTUS rule by promulgating the Navigable Waters Protection Rule on April 21, 2020, which provides a revised definition of WOTUS and became effective on June 22, 2020.  These regulations have been challenged in federal court, however, and the scope of the CWA’s jurisdiction may remain fluid until all litigation is concluded. Further regulatory changes are likely, as the current administration has announced that it intends to review the Navigable Waters Protection Rule under the January 20, 2021 Executive Order on Protecting Public Health and the

Environment and Restoring Science to Tackle the Climate Crisis. The pending litigation and future regulations concerning the definition of WOTUS may result in an expansion of the scope of the CWA’s jurisdiction, and we could face increased costs and delays with respect to obtaining permits for dredge and fill activities in WOTUS in connection with our operations.

Underground Injection Control

The underground injection of crude oil and natural gas wastes is regulated by the Underground Injection Control (“UIC”) Program, as authorized by the Safe Drinking Water Act, as well as by state programs. The primary objective of injection well operating requirements is to ensure the mechanical integrity of the injection apparatus and to prevent migration of fluid from the injection zone into underground sources of drinking water, as well as to prevent communication between injected fluids and zones capable of producing hydrocarbons. The Safe Drinking Water Act establishes requirements for permitting, testing, monitoring, recordkeeping, and reporting of injection well activities, as well as a prohibition against the migration of fluid containing contaminants into underground sources of drinking water. Any leakage from the subsurface portions of the injection wells could cause degradation of fresh groundwater resources, potentially resulting in the suspension of permits, issuance of fines and penalties from governmental agencies, incurrence of expenditures for remediation of the affected resource and imposition of liability by third parties for property damages and personal injuries.

Under the auspices of the federal UIC program as implemented by states with UIC primacy, regulators, particularly at the state level, are becoming increasingly sensitive to possible correlations between underground injection and seismic activity. Consequently, state regulators implementing both the federal UIC program and state corollaries are heavily scrutinizing the location of injection facilities relative to faulting and are limiting both the density and injection facilities as well as the rate of injection.

Hydraulic Fracturing

Hydraulic fracturing is a practice in the oil and natural gas industry used to stimulate production of natural gas and/or oil from low permeability subsurface rock formations by injecting water, sand and chemicals under pressure. Oil and natural gas may be recovered from certain of our oil and natural gas properties through the use of hydraulic fracturing. Hydraulic fracturing is subject to regulation by state regulatory authorities, and several federal agencies have asserted federal regulatory authority over certain aspects of the hydraulic fracturing process. For example, the EPA published permitting guidance in February 2014 addressing the use of diesel fuel in fracturing operations, and in June 2016 EPA issued final effluent limitations guidelines under the CWA that waste-water from shale natural gas extraction operations must meet before discharging to a publicly owned treatment works. The EPA also issued an Advance Notice of Proposed Rulemaking under the Toxic Substances Control Act (“TSCA”) in 2014 regarding reporting of the chemical substances and mixtures used in hydraulic fracturing but, to date, has taken no further action. Separately, the BLM published a final rule in March 2015 that establishes new or more stringent standards for performing hydraulic fracturing on federal and Indian lands. However, a Wyoming federal court struck down this rule in June 2016. The June 2016 decision was appealed by the BLM to the U.S. Circuit Court of Appeals for the Tenth Circuit. However, following issuance of a presidential executive order to review rules related to the energy industry, in July 2017, the BLM published a notice of proposed rulemaking to rescind the 2015 final rule. In September 2017, the Tenth Circuit issued a ruling to vacate the Wyoming trial court decision and dismiss the lawsuit challenging the 2015 rule in light of the BLM’s proposed rulemaking. The BLM issued a final rule repealing the 2015 hydraulic fracturing rule in December 2017. The current administration has announced that it intends to review the repeal of the 2015 hydraulic fracturing rule under the Executive Order on Protecting Public Health and the Environment and Restoring Science to Tackle the Climate Crisis.

Congress has from time to time considered legislation to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the hydraulic fracturing process but, at this time, federal legislation related to hydraulic fracturing appears uncertain. In Texas, specific oil and natural gas regulations apply to oil and gas operations, including the drilling, completion and operations of wells, and the disposal of waste oil and salt water. There are also procedures incident to the plugging and abandonment of dry holes or other non-operational wells, all as governed by the applicable governing state agency. As an example, the Texas Railroad Commission (“RRC”) adopted rules in 2014 requiring companies seeking permits for disposal wells to provide seismic activity data in permit applications. The rules also allow the RRC to modify, suspend, or terminate permits if a disposal well is determined to be causing seismic activity. Determinations by the RRC under these rules may adversely affect our operations.

Local governments may also seek to adopt ordinances within their jurisdictions regulating the time, place and manner of drilling activities in general or hydraulic fracturing activities in particular. In Texas, however, local governments are expressly preempted from regulating oil and gas operations with limited exceptions, under Texas Natural Resources Code Section 81.0523. If new laws or regulations that significantly restrict hydraulic fracturing are adopted at the local, state or federal level, our fracturing activities could become subject to additional permit and financial assurance requirements, more stringent construction requirements, increased reporting or plugging and abandoning requirements or operational restrictions and associated permitting delays and potential increases in costs. These delays or additional costs could adversely affect the determination of whether a well is commercially viable and could cause us to incur substantial compliance costs. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that we are ultimately able to produce in commercial quantities.

Climate Change

Management is cognizant of the political and social attention to the issue of global climate change which has resulted in both existing and pending international agreements and national, regional or local legislation and regulatory measures to limit or reduce emissions of greenhouse gases (“GHGs”), such as cap and trade regimes, carbon taxes, restrictive permitting, increased fuel efficiency standards and incentives or mandates for renewable energy. In particular, the EPA has adopted and implemented regulations that, among other things, establish Prevention of Significant Deterioration (“PSD”) construction and Title V operating permit requirements for GHG emissions from certain large stationary sources that already are major sources of criteria pollutants. Facilities required to obtain PSD permits for their GHG emissions also will be required to meet “best available control technology” standards that typically are GHG emissions could adversely affect our operations and restrict or delay our ability to obtain air permits for new or modified facilities that exceed GHG emission thresholds. In addition, the EPA has adopted rules requiring the reporting of GHG emissions from oil and natural gas production and processing facilities on an annual basis, as well as reporting GHG emissions from gathering and boosting systems, oil well completions and workovers using hydraulic fracturing.

In June 2016, the EPA finalized rules to reduce methane emissions from new, modified or reconstructed sources in the oil and natural gas sector, including implementation of a leak detection and repair (“LDAR”) program to minimize methane emissions. Implementation of these rules has been subject to various challenges and modifications. The current administration has announced that it intends to review the rules under the Executive Order on Protecting Public Health and the Environment and Restoring Science to Tackle the Climate Crisis, which review may result in the reinstatement of the now-rescinded standards or promulgation of more stringent standards. Management intends to take measures to control methane leaks resulting from its oil and gas drilling and production activities, but it is possible that these rules and future revisions thereto will require us to take further methane emission reduction measures, which may require us to expend material sums.  Moreover, several states have already adopted rules requiring operators of both new and existing sources to develop and implement methane emission reductions and to install devices on certain equipment to capture methane emissions. Compliance with these rules could require us to purchase pollution control and leak detection equipment, and to hire additional personnel to assist with inspection and reporting requirements.

The adoption and implementation of any laws or regulations imposing reporting obligations on, or limiting emissions of GHG from, any equipment used by us and by our oil and gas operations could require substantial expenditures to reduce emissions of GHGs associated with our operations or could adversely affect demand for the oil and natural gas we produce, and thus possibly have a material adverse effect on our revenues, if any, as well as having the potential effect of lowering the value of any future reserves. Finally, to the extent increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events, such events could have a material adverse effect on the Company and potentially subject the Company to further regulation. The trend of more expansive and stringent environmental legislation and regulations, including greenhouse gas regulation, could continue, resulting in increased costs of conducting business and consequently affecting our profitability. In addition, the SEC has proposed new and additional rules regarding company disclosure of climate change risk. We will monitor and comply with any such promulgated rules, as adopted.

Facilities

Messrs. Rochford and Broaddrick work from home offices at no cost to the Company.  We also maintain executive office-sharing space at nominal cost to the Company.

Employees

We currently have two executive officers and board members. These individuals are not obligated to devote any specific number of hours to our matters, but they intend to devote as much of their time as they deem necessary to our affairs to develop our business. We anticipate engaging full-time employees to assist with the development of our current and future oil and gas projects.  In most cases, we intend to engage outside parties as independent contractors to drill, develop, and market our projects and any oil and gas produced therefrom.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

MANAGEMENT

The following table sets forth information regarding our executive officers and board members as of the date of this prospectus. The Board believes that all the directors named below are highly qualified and have the skills and experience required for effective service on the Board.  The directors’ individual biographies below contain information about their experience, qualifications and skills that led the Board to nominate them.

Name	Age	Position(s)	Director Since
Lloyd T. Rochford	76	Founder, CEO, President, & Chairman	2021
William R. Broaddrick	45	Founder, CFO, & Director	2021

Lloyd T. (“Tim”) Rochford.  Mr. Rochford has been active as an individual consultant and entrepreneur in the oil and gas industry since 1973. During that time, he has been an operator of wells in the mid-continent of the United States, evaluated leasehold drilling and production projects, and arranged and raised approximately $1 billion in private and public financing for oil and gas projects and development. Mr. Rochford has successfully established, operated, developed and sold/merged multiple natural resource companies, two of which were listed on the New York Stock Exchange.

The two most recent ventures, as previously noted, were Arena and Ring.  At Arena, Mr. Rochford led the company through both private and public equity transactions totaling in excess of $290 million and established a revolving credit facility, which was utilized for as much as $36.5 million, though it had a borrowing base of as much as $150 million.  At Ring, Mr. Rochford led the company through both private and public equity transactions totaling in excess of $465 million and established a revolving credit facility, which was utilized for as much as $366.5 million, though it had a borrowing base of as much as $425 million.

Mr. Rochford was a co-founder of Arena in 2000 and over the years 2000 through 2010 served as a director, Executive Chairman and CEO during different stages of his tenure.  During his tenure, Arena received numerous accolades from publications such as Business Week (“2007 Hot Growth Companies”), Entrepreneur (“2007 Hot 500”), Fortune (“2007, 2008, 2009 Fastest Growing Companies”), Fortune Small Business (“2007, 2008 Fastest Growing Companies”) and Forbes (“Best Small Companies of 2009”). Through Mr. Rochford’s efforts, Arena entered into a merger agreement and was acquired by a New York Stock Exchange company for $1.6 billion in July, 2010.  More recently, in 2011 Mr. Rochford co-founded Stanford Energy, Inc. which completed a reverse merger with Ring in 2012, at which time Mr. Rochford was appointed to the Board.  In January 2013, Mr. Rochford was appointed Executive Chairman of the Board. As Chairman, Mr. Rochford led Ring through years of tumultuous commodity pricing and through the initial phases and impacts of the COVID epidemic.  Led by Mr. Rochford’s recommendation, the Board concluded that a fresh approach was needed to continue Ring’s success, and the Board approved a transition which resulted in changes of multiple Board members and all senior executive positions and also included relocation the headquarters and the accounting offices.

In addition to Mr. Rochford’s excellence within the oil and gas industry, he has done extraordinary things through his foundation and in various other philanthropic endeavors.  Much of his efforts have been focused on assisting children in need.  The centerpiece of these efforts is the Burrage Mansion in Redlands, California.  Mr. Rochford bought and restored this historical property and through his foundation has turned the property into a sanctuary dedicated to the well-being and happiness of children in need.  As a result of Mr. Rochford’s various and extensive philanthropic work, he has received a multitude of recognition, including but not limited to the following:

2011 City of Redlands: Grand Marshall, Redlands Christmas Parade
2011 Shamrock Club: Irishman of the Year
2013 Forest Home Christian Camp: Award of Recognition and Appreciation
2014 Redlands Town & Gown: Award of Distinction
2015 University of Redlands: Honorary Doctorate
2016 Children’s Network of San Bernardino County: Shine a Light on Child Abuse Award
2016 Olive Crest: Brinton Child Advocacy Award
2016 Redlands Sunrise Rotary: Paul Harris Award
2016 Rotary Club of Redlands: 2nd Mile Award
2017 Benchwarmers: Marshall Phelps Award
2017 Loma Linda University Children’s Hospital: Discover Award
2018 Association of Redlands Veterans: Recognition and Appreciation Award
2018 City of Redlands: Hero Award
2018 Stater Bros. Charities Foundation: Captain Leland E. Norton Award
2018 Unforgettables Foundation: Summer Austin Award
2018 Loma Linda University Children’s Hospital: Lifetime Achievement Award
2019 Association of Fundraising Professionals Inland Empire Chapter: Philanthropist of the Year
2019 Boys & Girls Club of the Inland Empire: Be Great Mission Award
2019 Redlands Chamber of Commerce Man of the Year
2020 Association of Fundraising Professionals Desert Communities Chapter: Philanthropist of the Year

William R. (“Randy”) Broaddrick. Mr. Broaddrick was employed from 1997 to 2000 with Amoco Production Company, performing lease revenue accounting and state production tax regulatory reporting functions.  In 1999, Mr. Broaddrick received a bachelor’s degree in Accounting from Langston University through Oklahoma State University – Tulsa.  During 2000, Mr. Broaddrick was employed by Duke Energy Field Services, LLC, performing state production tax functions.  From 2001 until 2010, Mr. Broaddrick was employed by Arena Resources, as Vice President and Chief Financial Officer.  During 2011, Mr. Broaddrick joined Stanford Energy, Inc. as Chief Financial Officer.  Following the merger transaction between Stanford Energy and Ring, Mr. Broaddrick became Chief Financial Officer of Ring as of July 2012.  Mr. Broaddrick resigned from Ring Energy, Inc. in March 2021 as part of the headquarters relocation and company leadership changes.

Number and Terms of Office of Officers and Directors

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices as it deems appropriate.

Legal Proceedings

During the past ten years there have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any of the persons serving as directors or executive officers, and none of these persons has been involved in any judicial or administrative proceedings resulting from involvement in mail or wire fraud or fraud in connection with any business entity, any judicial or administrative proceedings based on violations of federal or state securities, commodities, banking or insurance laws or regulations, or any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization.

Executive Officer and Director Compensation

None of our executive officers or directors has received any cash compensation for services rendered to us. Our founders, executive officers and directors, or their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

After the completion of our initial business combinations, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

Certain Relationships and Related Transactions

Mr. Rochford as one of our founders purchased 1,200,000 shares at $0.20 per share for gross proceeds to the Company of $240,000 and transferred 100,000 of those shares to Mr. Broaddrick at no cost.

Policies and Procedures Regarding Related Party Transactions

We have not adopted a specific policy pursuant to which an actual or proposed financial transaction, arrangement or relationship with a related person is subject to review or approval or, if applicable, ratification, by our Board of Directors. Under Nevada law any contract or other transaction between the company and one or more of its officers or directors or another entity in which one or more of the directors or officers are directors or officers or are financially interested may be void or voidable unless (i) the common relationship is disclosed to the remaining disinterested directors who thereafter approve or ratify the contract or transaction; (ii) the common relationship is disclosed to shareholders and shareholders holding a majority of the voting power of the company, including shares held by the interested officer or director, approve or ratify the contract or transaction, or (iii) the contract or transaction is fair as to the company at the time it is authorized or approved.

Director Independence

Our securities are not listed on a national securities exchange or in an inter-dealer quotation system which has requirements that directors be independent. As a result, we have adopted the independence standards of the NYSE American (formerly known as the American Stock Exchange and more recently the NYSE MKT) to determine the independence of our directors. These standards provide that a person will be considered an independent director if he or she is not an officer of the Company and is, in the view of the Company’s Board of Directors, free of any relationship that would interfere with the exercise of independent judgment. Our Board of Directors has determined that neither of our current directors would be considered independent.

Limitation on Liability and Indemnification of Officers and Directors

Under the Nevada Revised Statutes, director immunity from liability to a company or its stockholders for monetary liabilities applies automatically unless it is specifically limited by a company’s Articles of Incorporation. Our Articles of Incorporation do not specifically limit our directors’ immunity. Excepted from that immunity are: (a) a willful failure to deal fairly with the company or its stockholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director derived an improper personal profit; and (d) willful misconduct.

Our Bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding, or part thereof, initiated by such person unless such indemnification: (a) is expressly required to be made by law, (b) the proceeding was authorized by our Board of Directors, (c) is provided by us, in our sole discretion, pursuant to the powers vested in us under Nevada law or (d) is required to be made pursuant to the Bylaws.

PRINCIPAL SHAREHOLDERS

The following table sets forth as of the date of this prospectus information regarding the beneficial ownership of our common stock by (a) each person who is known by us to beneficially own 5% or more of our common stock, (b) each of our directors and executive officers, and (c) all of our directors and executive officers as a group.

Name of Beneficial Owner(1)	Common Stock Beneficially Owned	Percentage Ownership(2)
Lloyd T. Rochford(3) 8211 E. Regal Place Tulsa, OK 74133	1,100,000	71.9%
William R. Broaddrick 8211 E. Regal Place Tulsa, OK 74133	100,000	6.5%
All officers and directors as a group (2 persons)	1,200,000	78.4%
_____________

(1)This table is based upon information supplied by management.  Unless otherwise indicated in the footnotes to this table, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Shares of common stock subject to options, warrants, or other conversion privileges currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.  Where more than one person has a beneficial ownership interest in the same shares, the sharing of beneficial ownership of these shares is designated in the footnotes to this table.

(2)We currently have 1,530,000 shares of our common stock outstanding.

(3)These shares are held by The Rochford Living Trust.  Mr. Rochford retains control over the voting and disposition of these shares owned by the trust.

DESCRIPTION OF SECURITIES

Common Stock

The shares registered pursuant to the registration statement, of which this prospectus is a part, are shares of our common stock, par value $0.001 per share, all of the same class and entitled to the same rights and privileges as all other shares of Common Stock.

We are authorized to issue up to 150,000,000 shares of common stock. All common shares are equal to each other with respect to voting, and dividend rights, and are equal to each other with respect to liquidation rights. Special meetings of the shareholders may be called by any two directors, the President, and by the Board of Directors. Holders of shares of common stock are entitled to one vote at any meeting of the shareholders for each share of common stock they own as of the record date fixed by the Board of Directors. At any meeting of shareholders, one-third of the outstanding shares of capital stock entitled to vote, represented in person or by proxy, constitutes a quorum. A vote of the majority of the shares represented at a meeting will govern, even if this is substantially less than a majority of the shares outstanding. Holders of common shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, sinking fund, redemption, preemptive or other subscription rights or privileges with respect to any common shares.

Directors are elected by a plurality of votes, which means that the persons receiving the greatest number of votes as directors for the number of directors to be elected at the meeting are elected to serve as directors, whether or not the number of votes cast represents a majority of the votes present at the meeting. The common shares do not have cumulative voting rights, which would permit a shareholder to multiply the number of shares he owns by the number of directors to be elected and to distribute those votes among the candidates in any manner he wishes.

We refer you to our Articles of Incorporation, our Bylaws, and the applicable statutes of the state of Nevada for a more complete description of the rights and liabilities of holders of our securities.

Dividends

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of our initial business combinations. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of our initial business combinations. The payment of any cash dividends subsequent to our initial business combinations will be within the discretion of our board of directors at such time.

Registration and Shareholder Rights

In connection with the non-public offering of the Shares by which the selling stockholders in this prospectus obtained their shares, we granted each investor the following registration rights:

(a)Each investor has the right, but not the obligation, to include some or all of their shares purchased in the non-public offering (the “Registerable Shares”) in the registration statement of which this prospectus is a part.  Each Selling Stockholder is required to provide us with certain information which is included in the Selling Stockholder section of this prospectus.

(b) We have the right to include any other securities in the registration statement.  The Registerable Shares are to be included in the registration statement on the same terms and conditions as the other shares of our common stock included in the registration statement.

(c)  Each investor has a one-time opportunity to include their shares in the registration statement and will not have registration rights with respect to (i) a registration statement on Form S-4 or Form S-8 or any successor forms thereto, (ii) a registration statement filed in connection with an exchange offer, (iii) a registration statement filed in connection with an underwritten offering by the Company or of securities convertible into or exchangeable for common stock, and (iv) a registration statement filed in connection with a future private placement of securities of the Company (whether for cash or in connection with an acquisition by the Company or one of its subsidiaries).

(d)  If the lead managing underwriter selected by the Company for an underwritten offering for which registration rights are requested determines that marketing or other factors require a limitation on the number of shares of common stock to be offered and sold in such offering, then (i) such underwriter shall provide written notice thereof to each of the Company and the Selling Stockholders in this Registration Statement, and (ii) there shall be included in the offering, first, all shares of common stock proposed by the Company to be sold for its account (or such lesser amount as shall equal the maximum number determined by the lead managing underwriter as aforesaid) and, second, only that number of Registerable Shares requested to be included in the Registration Statement by the Selling Stockholder that such lead managing underwriter reasonably and in good faith believes will not substantially interfere with (including, without limitation, adversely affect the pricing of) the offering of all the shares of common stock that the Company desires to sell for its own account.

(e)  As a condition to providing these registration rights, each Selling Stockholder is required to furnish to the Company in writing such information regarding the proposed distribution by such Selling Stockholder as the Company may from time to time reasonably request and to comply with reasonable terms and conditions of the registration statement as established by the Company.

(f)Except as set forth below, the Company shall bear all expenses of the registration statement.  Each Selling Stockholder will be individually responsible for payment of their own legal fees (if the Selling Stockholder retains legal counsel separate from that of the Company), underwriting fees and brokerage discounts, commissions and other sales expenses incident to any registration of the Registerable Shares to be sold by the Selling Stockholder.

(g)The Company has agreed to keep the registration statement effective at least until the earlier of: (i) such time as all of the Shares included in the registration statement have been disposed of pursuant to and in accordance with the registration statement; (ii) such time as all of the Registerable Shares included in the registration statement may be sold to the public without registration or restriction pursuant to Rule 144 of the Securities Act; or (iii) December 31, 2023.

Quotation and Listing of Securities

On February 23, 2023, trading was initiated on the Company’s common stock through its quotation on the OTCQB. Our Trading Symbol is CRCE.

SELLING STOCKHOLDERS

This Prospectus relates to the possible resale by the Selling Stockholders named below of shares of the Company’s common stock. We are filing the registration statement of which this prospectus is a part pursuant to the provisions of the registration rights granted to the investors in our recently completed non-public offering. References in this prospectus to the “Selling Stockholders” means the parties listed in the table below, and any donees, pledgees, transferees or other successors in interest selling shares received after the date of this prospectus from a Selling Stockholder as a gift, pledge or other non-sale related transfer.

Each of the Selling Stockholders, who is deemed to be a statutory underwriter, will offer its Shares at $1.00 or, after quotation of our Common Stock on OTCQB, at prevailing market or privately negotiated prices. On February 23, 2023, trading was initiated on the Company’s common stock through its quotation on the OTCQB.

We do not know how long the Selling Stockholders will hold the Shares before selling them, and other than the registration rights granted to the private offering investors, we currently have no agreements, arrangements or understandings with the Selling Stockholders regarding the sale of any of the Shares. The Company will not receive any portion or percentage of any of the proceeds from the sale of the Shares.

The following table sets forth ownership of shares held by the Selling Stockholders. The table has been updated for this post effective amendment as of April 20, 2023.

	Before Offering			After Offering(2)
Name	Number of Shares Owned	Percent of Class(1)	Shares Offered for Sale	Number of Shares Owned	Percent of Class(1)
Wesley Nottage	5,000	*	5,000	-0-	*
Statmon Technologies Corp	5,000	*	5,000	-0-	*
The FreeO Talbot Living Trust	5,000	*	5,000	-0-	*
Geoffrey Talbot	2,500	*	2,500	-0-	*
Evan Schneider	5,000	*	5,000	-0-	*
Sara Schneider	5,000	*	5,000	-0-	*
Meghan Clarke	2,500	*	2,500	-0-	*
Eugene Pompili	5,000	*	5,000	-0-	*
Marie Pompili	5,000	*	5,000	-0-	*
Pratt Family Trust est 02/28/20	5,000	*	5,000	-0-	*
Frederic J. Pratt	5,000	*	5,000	-0-	*

	Before Offering			After Offering(2)
Name	Number of Shares Owned	Percent of Class(1)	Shares Offered for Sale	Number of Shares Owned	Percent of Class(1)
Pratt Charitable Foundation, Inc.	5,000	*	5,000	-0-	*
Timothy L. Pratt	5,000	*	5,000	-0-	*
Joseph W. Pratt	5,000	*	5,000	-0-	*
Carolyn Sprinchorn	5,000	*	5,000	-0-	*
Cory Schneider	5,000	*	5,000	-0-	*
Lauren Schneider	5,000	*	5,000	-0-	*
Scott M. Schneider	5,000	*	5,000	-0-	*
Mark Gimbel	1,875	*	1,875	-0-	*
Gary Capata	5,000	*	5,000	-0-	*
Kerry J Clarke	5,000	*	5,000	-0-	*
Deborah L Clarke	5,000	*	5,000	-0-	*
Mark Anthony Bates	5,000	*	5,000	-0-	*
Carol Linda Sell	5,000	*	5,000	-0-	*
Brian Northway	5,000	*	5,000	-0-	*
John Clarke	5,000	*	5,000	-0-	*
Brian Hartstein	5,000	*	5,000	-0-	*
Susan Clarke	5,000	*	5,000	-0-	*
Brennan Clarke	5,000	*	5,000	-0-	*
Mark Denkinger	5,000	*	5,000	-0-	*
Robin Denkinger	5,000	*	5,000	-0-	*
Blue 42 Properties, LLC	5,000	*	5,000	-0-	*
RRN Properties, LLC	5,000	*	5,000	-0-	*
James Robert Larson	5,000	*	5,000	-0-	*
Brittanie Jean Roetman	5,000	*	5,000	-0-	*
Danny Jake Noonan	5,000	*	5,000	-0-	*
Danny J. Noonan Jr.	5,000	*	5,000	-0-	*
Steve Denkinger	5,000	*	5,000	-0-	*
Grace Rose Advisors	5,000	*	5,000	-0-	*
John A. Brda Roth LLC	2,500	*	2,500	-0-	*
John A. Brda Trust Dated 10/9/15	2,500	*	2,500	-0-	*
MacGregor Brda	2,500	*	2,500	-0-	*
John A. Brda Jr	2,500	*	2,500	-0-	*
Lucia S. Brda	2,500	*	2,500	-0-	*
Amer Rathore	3,125	*	3,125	-0-	*
Elizabeth C. Rathore	2,500	*	2,500	-0-	*
Carter Rathore	2,500	*	2,500	-0-	*
Max Rathore	2,500	*	2,500	-0-	*
Mason Rathore	2,500	*	2,500	-0-	*
David Bromberg	5,000	*	5,000	-0-	*
KBK Ventures Inc	5,000	*	5,000	-0-	*
Brian A. Bromberg	5,000	*	5,000	-0-	*
Anton Denkinger	5,000	*	5,000	-0-	*
Marilyn A. Denkinger	5,000	*	5,000	-0-	*
Mark B Moline	2,500	*	2,500	-0-	*
Mara D Modlin	2,500	*	2,500	-0-	*

	Before Offering			After Offering(2)
Name	Number of Shares Owned	Percent of Class(1)	Shares Offered for Sale	Number of Shares Owned	Percent of Class(1)
Six Toes Ventures, LLC	2,500	*	2,500	-0-	*
R. Kenneth Dulin	5,000	*	5,000	-0-	*
Sarah S. Dulin	5,000	*	5,000	-0-	*
Molly D. Daniel	5,000	*	5,000	-0-	*
Katherine A. Clinkenbeard	5,000	*	5,000	-0-	*
Kelly M. Dulin	5,000	*	5,000	-0-	*
Pandora Energy, LP	5,000	*	5,000	-0-	*
David A Fowler	5,000	*	5,000	-0-	*
Antonio Martinez	5,000	*	5,000	-0-	*
Ryan Roberts	5,000	*	5,000	-0-	*
Blake and Ruth Keeley Revocable Living Trust	5,000	*	5,000	-0-	*
Patric R and Andrea L McConn Trust	5,000	*	5,000	-0-	*
Robert J. Morley	5,000	*	5,000	-0-	*
Todd Rochford	5,000	*	5,000	-0-	*
Jeff Mote and Tammy Mote HWJT	3,000	*	3,000	-0-	*
Paul Dennis McKinney	5,000	*	5,000	-0-	*
Anthony B Petrelli and Shonya M Petrelli JTWROS	5,000	*	5,000	-0-	*
Doug Roesner and Regina Roesener JTWROS	5,000	*	5,000	-0-	*

*Less than 1%.

(1)Based on 1,530,000 shares of common stock outstanding on the date of this prospectus.

(2)The columns in the table above reflecting “After Offering”: “Number of Shares Owned” and “Percent of Class” are prepared on the basis that all shares being registered in this registration statement are resold to third parties.

All of the shares owned by the Selling Stockholders were purchased from the Company at $0.80 per share in a non-public offering conducted from approximately January 26, 2022, through March 2, 2022.  No Selling Stockholder has or has had any position, office, or other material relationship within the past three years with the Company or any of its predecessors or affiliates.

PLAN OF DISTRIBUTION

General

The Selling Stockholders may seek an underwriter, broker-dealer or selling agent to sell the Shares. As of the date of this prospectus, no Selling Stockholder has entered into any arrangements with any underwriter, broker-dealer or selling agent for the sale of the Shares.

Each Selling Stockholder and any underwriters, broker-dealers or agents who participate in the sale or distribution of the Shares may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any profits on the sale of the Shares by a Selling Stockholder and any discounts, commissions or agent’s commissions or concessions received by any such broker-dealer or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If a Selling Stockholder is deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, it will be subject to prospectus delivery requirements of the Securities Act. Underwriters are subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

There can be no assurance that the Selling Stockholders will sell any or all of the Shares under this prospectus. Further, we cannot assure you that the Selling Stockholders will not transfer, devise or gift the Shares by other means not described in this prospectus. In addition, any Shares covered by this prospectus that qualify for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A in certain instances, rather than under this prospectus.

The Shares covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus. The Shares may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the Shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with. If any of the Shares offered for resale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, the subsequent holders could not use this prospectus until a post-effective amendment to the registration statement of which this prospectus is a part or a prospectus supplement is filed naming such holders.

The Selling Stockholders and any other person participating in the sale of the Shares may be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the Common Stock to engage in market-making activities with respect to the particular Shares being distributed. This may affect the marketability of the Shares and the ability of any person or entity to engage in market-making activities with respect to the Shares.

The Company intends to maintain the currency and accuracy of this prospectus for a period of up December 31, 2023, unless earlier completely sold, pursuant to Rule 415 of the General Rules and Regulations of the Securities and Exchange Commission.

Resales of the Shares under State Securities Laws

The National Securities Market Improvement Act of 1996 (“NSMIA”) limits the authority of states to impose restrictions upon resales of securities made pursuant to Sections 4(a)(1) and 4(a)(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Resales of the Shares in the secondary market will be made pursuant to Section 4(a)(1) of the Securities Act (sales other than by an issuer, underwriter or broker).

LEGAL MATTERS

Pearson Butler, LLC is acting as counsel in connection with the registration of our securities under the Securities Act, and as such, will pass upon the validity of the securities offered in this prospectus.

EXPERTS

The financial statements of Circle Energy, Inc. as of December 31, 2022 and 2021, respectively, and for the years end December 31, 2022 and 2021, respectively, included in this prospectus have been audited by Haynie & Company, independent registered public accounting firm, as set forth in their report.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act of 1933, as amended, (SEC File No. 333-263384) relating to the shares of Common Stock being offered by this prospectus, and reference is made to such registration statement. This prospectus constitutes the prospectus of Circle Energy, Inc., filed as part of the registration statements, and it does not contain all information in the registration statements, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission.

We are required to file reports and other documents with the SEC. We do not presently intend to voluntarily furnish you with a copy of our annual report. You may read and copy any document we file with the Securities and Exchange Commission at the public reference room of the Commission between the hours of 9:00 a.m. and 5:00 p.m., except federal holidays and official closings, at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You should call (202) 551-8090 for more information on the public reference room. Our SEC filings are also available to you on the Internet website for the Securities and Exchange Commission at http://www.sec.gov.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholders of Circle Energy, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Circle Energy, Inc. (the Company) as of December 31, 2022 and 2021, and the related statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2022, and for the period December 7, 2021, (date of inception) through December 31, 2021, and the related notes (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022, and the period December 7, 2021 (date of inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/s/ Haynie & Company

Salt Lake City, Utah

March 24, 2023

We served as the Company’s auditor since 2022.

CIRCLE ENERGY, INC.

BALANCE SHEETS

	December 31,	December 31,
As of	2022	2021
ASSETS
Current Assets
Cash and cash equivalents	$ 336,241	$ 235,000
Prepaid assets and retainers	13,514	4,650
Total Current Assets	349,755	239,650
Properties and Equipment
Oil and natural gas properties not subject to amortization	34,500	-
Total Properties and Equipment	34,500	-
Total Assets	$ 384,255	$ 239,650

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$ 3,513	$ 5,226
Total Current Liabilities	3,513	5,226
Total Liabilities	3,513	5,226
Stockholders' Equity
Common stock - $0.001 par value; 150,000,000 shares authorized; 1,530,000 and 1,200,000 shares issued and outstanding, respectively	1,530	1,200
Additional paid-in capital	445,533	236,450
Accumulated deficit	(66,321)	(3,226)
Total Stockholders' Equity	380,742	234,424
Total Liabilities and Stockholders' Equity	$ 384,255	$ 239,650

The accompanying notes are an integral part of these financial statements.

CIRCLE ENERGY, INC.

STATEMENTS OF OPERATIONS

	For the year ended	For the partial year ended
	December 31, 2022	December 31, 2021

Revenues	$ -	$ -

Costs and Operating Expenses
Formation expenses	-	3,000
General and administrative expense	63,095	226

Total Costs and Operating Expenses	63,095	3,226

Loss from Operations	(63,095)	(3,226)

Net Other Income (Expense)	-	-

Loss Before Provision for Income Taxes	(63,095)	(3,226)

Benefit from (Provision for) Income Taxes	-	-

Net Loss	$ (63,095)	$ (3,226)

Basic and Diluted Loss per share	$ (0.04)	$ (0.04)

The accompanying notes are an integral part of these financial statements.

CIRCLE ENERGY, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

			Additional	Retained Earnings	Total
	Common Stock		Paid-in	(Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit)	Equity
Balance, December 7, 2021	-	$ -	$ -	$ -	$ -

Common stock issued for cash, net	1,200,000	1,200	238,800	-	240,000
Offering related expenses	-	-	(2,350)	-	(2,350)
Net income	-	-	-	(3,226)	(3,226)
Balance, December 31, 2021	1,200,000	$ 1,200	$ 236,450	$ (3,226)	$ 234,424

Common stock issued for cash, net	330,000	330	209,083	-	209,413
Net loss	-	-	-	(63,095)	(63,095)
Balance, December 31, 2022	1,530,000	$ 1,530	$ 445,533	$ (66,321)	$ 380,742

The accompanying notes are an integral part of these financial statements.

CIRCLE ENERGY, INC.

STATEMENTS OF CASH FLOWS

	For the year ended	For the partial year ended
	December 31, 2022	December 31, 2021
Cash Flows From Operating Activities
Net loss	$ (63,095)	$ (3,226)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Changes in assets and liabilities:
Prepaid expenses and retainers	(8,864)	(4,650)
Accounts payable	(1,713)	5,226
Net Cash Provided by Operating Activities	(73,672)	(2,650)
Cash Flows From Investing Activities
Purchase of unproven oil and gas properties	(34,500)	-
Net Cash Used in Investing Activities	(34,500)	-
Cash Flows From Financing Activities
Proceeds from founding shares issuance	-	240,000
Proceeds from issuance of common stock, net of offering costs	209,413	(2,350)
Net Cash Provided by Financing Activities	209,413	237,650
Net Increase in Cash	101,241	235,000
Cash at Beginning of Period	235,000	-
Cash at End of Period	$ 336,241	$ 235,000
Supplemental Cash Flow Information
Cash paid for interest	$ -	$ -

The accompanying notes are an integral part of these financial statements.

CIRCLE ENERGY, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations – Circle Energy, Inc. is a Nevada corporation. Circle Energy, Inc. is referred to herein as the “Company.” The Company owns interests in oil and natural gas properties located in Texas and is engaged primarily in the acquisition, exploration and development of oil and natural gas properties.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Changes in the future estimated oil and natural gas reserves or the estimated future cash flows attributable to the reserves that are utilized for impairment analysis could have a significant impact on the future results of operations.

Fair Value Measurements – Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Financial Accounting Standards Board (“FASB”) has established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs are the highest priority and consist of unadjusted quoted prices in active markets for identical assets and liabilities. Level 2 are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 are unobservable inputs for an asset or liability.

Fair Values of Financial Instruments – The carrying amounts reported for the revolving line of credit approximates fair value because the underlying instruments are at interest rates which approximate current market rates. The carrying amounts of receivables and accounts payable and other current assets and liabilities approximate fair value because of the short-term maturities and/or liquid nature of these assets and liabilities.

Fair Value of Non-financial Assets and Liabilities – The Company also applies fair value accounting guidance to initially, or as events dictate, measure non-financial assets and liabilities such as those obtained through business acquisitions, property and equipment and asset retirement obligations. These assets and liabilities are subject to fair value adjustments only in certain circumstances and are not subject to recurring revaluations. Fair value may be estimated using comparable market data, a discounted cash flow method, or a combination of the two as considered appropriate based on the circumstances. Under the discounted cash flow method, estimated future cash flows are based on management’s expectations for the future and include estimates of future oil and natural gas production or other applicable sales estimates, operational costs and a risk-adjusted discount rate. The Company may use the present value of estimated future cash inflows and/or outflows or third-party offers or prices of comparable assets with consideration of current market conditions to value its non-financial assets and liabilities when circumstances dictate determining fair value is necessary. Given the significance of the unobservable nature of a number of the inputs, these are considered Level 3 on the fair value hierarchy.

Concentration of Credit Risk and Accounts Receivable – Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash. The Company has cash in excess of federally insured limits as of December 31, 2022 and 2021. The Company places its cash with a high credit quality financial institution.

Cash and Cash Equivalents – The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Oil and Natural Gas Properties – The Company uses the full cost method of accounting for oil and natural gas properties. Under this method, all costs (direct and indirect) associated with acquisition, exploration, and development of oil and natural gas properties are capitalized. Costs capitalized include acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling and equipping productive and non-productive wells. Drilling costs include directly related overhead costs. Capitalized costs are categorized either as being subject to amortization or not subject to amortization.

The Company records a liability in the period in which an asset retirement obligation (“ARO”) is incurred, in an amount equal to the discounted estimated fair value of the obligation that is capitalized.  Thereafter this liability is accreted up to the final retirement cost.  An ARO is a future expenditure related to the disposal or other retirement of certain assets.  The Company’s ARO relates to future plugging and abandonment expenses of its oil and natural gas properties and related facilities disposal.

All capitalized costs of oil and natural gas properties, including the estimated future costs to develop proved reserves and estimated future costs to plug and abandon wells and costs of site restoration, less the estimated salvage value of equipment associated with the oil and natural gas properties, are amortized on the unit-of-production method using estimates of proved reserves as determined by independent petroleum engineers. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is offset to the capitalized costs to be amortized. As the Company has no production and its properties are currently not subjection to amortization, no depletion expense has yet been incurred.

In addition, capitalized costs less accumulated depreciation, depletion and amortization and related deferred income taxes shall not exceed an amount (the full cost ceiling) equal to the sum of:

1) the present value of estimated future net revenues discounted ten percent computed in compliance with SEC guidelines;

2) plus the cost of properties not being amortized;

3) plus the lower of cost or estimated fair value of unproven properties included in the costs being amortized;

4) less income tax effects related to differences between the book and tax basis of the properties.

Land, Buildings, Equipment and Leasehold Improvements – Land, buildings, equipment and leasehold improvements are carried at historical cost, adjusted for impairment loss and accumulated depreciation.  Historical costs include all direct costs associated with the acquisition of land, buildings, equipment and leasehold improvements and placing them in service.

Depreciation of buildings equipment, software and leasehold improvements is calculated using the straight-line method based upon the following estimated useful lives:

Leasehold improvements	3-10 years
Office equipment and software	3-7 years
Equipment	5-10 years

The Company currently has no land, buildings, equipment or leasehold improvements and thus does not record any depreciation expense.

Revenue Recognition – The Company accounts for revenues according to Accounting Standards Update (“ASU”) 2014-09 Revenues from Contracts with Customers (Topic 606) (“ASU 2014-09”).  The Company does not currently have any revenues.

Income Taxes – Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes. Deferred taxes are provided on differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, and tax carry forwards. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.  No provision has been made for income taxes as the Company has not recorded or received any revenues.

For the years ended December 31, 2022 and 2021, the Company recorded a full valuation allowance against the deferred tax asset of $13,250 and $677, respectively.  As the Company currently has no revenues there is reasonable doubt as to the realizability of this deferred tax asset.  With the allowance taken as of December 31, 2022, the Company has a valuation allowance of $13,927.

Accounting for Uncertainty in Income Taxes – In accordance with generally accepted accounting principles, the Company has analyzed its filing positions in all jurisdictions where it is required to file income tax returns for the open tax years in such jurisdictions. The Company has identified its federal income tax return as a “major” tax jurisdiction.  Therefore, the Company has no significant reserves for uncertain tax positions and no adjustments to such reserves were required by generally accepted accounting principles. No significant interest or penalties have been levied against the Company and none are anticipated; therefore, no interest or penalty has been included in our provision for income taxes in the statements of operations.

Earnings (Loss) Per Share – Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. Diluted earnings (loss) per share are calculated to give effect to potentially issuable dilutive common shares.

Major Customers – The Company does not currently have customers.

Stock-Based Employee and Non-Employee Compensation – The Company accounts for its equity grants in accordance with generally accepted accounting principles. Generally accepted accounting principles require the recognition of the cost of services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award. Generally accepted accounting principles also requires equity grant compensation expense to be recognized over the period during which an employee or non-employee is required to provide service in exchange for the award (the vesting period).

Derivative Instruments and Hedging Activities – The Company may periodically enter into derivative contracts to manage its exposure to commodity risk. These derivative contracts, which are generally placed with major financial institutions, may take the form of forward contracts, futures contracts, swaps, or options. The oil and gas reference prices upon which the commodity derivative contracts are based reflect various market indices that have a high degree of historical correlation with actual prices received by the Company for its oil and natural gas production.

When applicable, the Company records all derivative instruments, other than those that meet the normal purchases and sales exception, on the balance sheet as either an asset or liability measured at fair value. Changes in fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

Recently Adopted Accounting Pronouncements – In August 2018, the FASB issued Accounting Standards Updated (“ASU”) 2018-13, Fair Value Measurement (Topic 820): Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurement.  ASU 2018-13 is effective for annual and interim periods beginning January 1, 2020, with early adoption permitted for either the entire standard or only the provisions that eliminate or modify requirements.  ASU 2018-13 requires that the additional disclosure requirements be adopted using a retrospective approach.  The adoption of this guidance did not have a material impact on the Company’s financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements,” which clarifies or improves disclosure requirements for various topics to align with Securities and Exchange Commission (SEC) regulations. This update is effective for the Company beginning in the first quarter of 2021 and will be applied retrospectively. The adoption of this guidance did not have a material impact on the Company’s financial statements.

NOTE 2 – REVENUE RECOGNITION

The Company does not currently have any revenues.

NOTE 3 – LEASES

The Company adopted ASU 2016-02 Leases (Topic 842) effective January 1, 2022.  The Company does not have any leases to which this standard applies.

The Company has a month-to-month lease for executive office-sharing space.  This lease is month to month at $113 per month.  This amount is shown in the Statement of Operations as General and administrative expense.

NOTE 4 – LOSS PER SHARE INFORMATION

	For the year ended	For the partial year ended
	December 31, 2022	December 31, 2021
Net Loss	$ (63,095)	$ (3,226)
Basic and Diluted Weighted-Average Shares Outstanding	1,489,954	78,904
Basic and Diluted Loss per Share	$ (0.04)	$ (0.04)

There are currently no stock options or other share-based compensation outstanding to create a dilutive effect on our earnings per share.

NOTE 5 – ACQUISITIONS

On May 16, 2022, the Company entered into a Farmout Agreement and Conditional Lease Assignment, under the terms of which, we have acquired a 75% working interest, and 55.5% net revenue interest, in the C. W. Logsdon Lease, an 80-acre tract located in Andrews County, Texas.  We acquired the interest from Aspen Energy Partners, LTD., a Florida limited partnership which holds the remaining 25% working interest.  While the Company believes that there are Proved Undeveloped (“PUD”) drilling locations on this acreage, a full reserve analysis has not yet been completed and so the Company has treated this acreage as unproven property.

NOTE 6 – FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The authoritative guidance requires disclosure of the framework for measuring fair value and requires that fair value measurements be classified and disclosed in one of the following categories:

Level 1:

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. We consider active markets as those in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability. This category includes those derivative instruments that we value using observable market data. Substantially all of these inputs are observable in the marketplace throughout the full term of the derivative instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3:

Measured based on prices or valuation models that require inputs that are both significant to the fair value measurement and less observable from objective sources (i.e., supported by little or no market activity).

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy. We continue to evaluate our inputs to ensure the fair value level classification is appropriate. When transfers between levels occur, it is our policy to assume that the transfer occurred at the date of the event or change in circumstances that caused the transfer.

NOTE 7 – STOCKHOLDERS’ EQUITY

The Company is authorized to issue 150,000,000 common shares, with a par value of $0.001 per share.

During the 2022, the Company issued 330,000 shares of common stock at $0.80 per share, resulting in gross proceeds of $264,000.  As part of the offering, the Company agreed to file an S-1 to register these shares.  The Company incurred costs related to the offering and the registration of $56,937, with $2,350 having been incurred in 2021.  Net proceeds were $209,413.

NOTE 8 – INCOME TAXES

Provision for (Benefit from) Income Taxes	2022	2021
Deferred taxes	$ -	$ -
Provision for (Benefit from) Income Taxes	$ -	$ -

Rate Reconciliation	2020	2019
Tax at federal statutory rate	$ (13,250)	$ (677)
Valuation allowance (2)	13,250	677
Provision for Income Taxes	$ -	$ -

Deferred Taxes:	2020	2019
Deferred tax liabilities
Property and equipment	$ -	$ -

Deferred tax assets
Stock-based compensation	-	-
Operating loss and IDC carryforwards	-	-
Deferred tax assets	-	-
Net deferred income tax liability	$ -	$ -

NOTE 9 – QUARTERLY FINANCIAL DATA (UNAUDITED)

For the period December 7, 2021 through December 31, 2021
Revenues	$ -
Operating Income	(3,226)
Net Income	(3,226)
Basic Net Income Per Share	$ -
Diluted Net Income Per Share	$ -

	2022
	For the three months ended
	31-Mar	30-Jun	30-Sep	31-Dec
Revenues	$ -	$ -	$ -	$ -
Operating Income	(764)	(1,958)	(45,585)	(14,788)
Net Income	$ (764)	$ (1,958)	$ (45,585)	$ (14,788)
Basic Net Income Per Share	$ -	$ -	$ (0.03)	$ (0.01)
Diluted Net Income Per Share	-	-	(0.03)	(0.01)

NOTE 10 – LEGAL MATTERS

In the ordinary course of business, we may be, from time to time, a claimant or a defendant in various legal proceedings.  We do not presently have any material litigation pending or threatened requiring disclosure under this item.

NOTE 11 – SUBSEQUENT EVENTS

On February 23, 2023, trading was initiated on the Company’s common stock through its listing on the OTCQB.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following is an itemized statement of the estimated amounts of all expenses payable by us in connection with the registration of the Common Stock, other than underwriting discounts and commissions. All amounts are estimates except the SEC registration fee.

Securities and Exchange Commission - Registration Fee	$31
State filing Fees	$2,500
Edgarizing Costs	$2,000
Accounting Fees and Expenses	$10,000
Legal Fees and Expenses	$20,000
Miscellaneous	$5,000
Total	$39,531

None of the expenses of the offering will be paid by the Selling Stockholders.

Item 14. Indemnification of Directors and Officers

Nevada law expressly authorizes a Nevada corporation to indemnify its directors, officers, employees, and agents against liabilities arising out of such persons’ conduct as directors, officers, employees, or agents if they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the company, and, in the case of criminal proceedings, if they had no reasonable cause to believe their conduct was unlawful. Generally, indemnification for such persons is mandatory if such person was successful, on the merits or otherwise, in the defense of any such proceeding, or in the defense of any claim, issue, or matter in the proceeding. In addition, as provided in the articles of incorporation, bylaws, or an agreement, the corporation may pay for or reimburse the reasonable expenses incurred by such a person who is a party to a proceeding in advance of final disposition if such person furnishes to the corporation an undertaking to repay such expenses if it is ultimately determined that he did not meet the requirements. In order to provide indemnification, unless ordered by a court, the corporation must determine that the person meets the requirements for indemnification. Such determination must be made by a majority of disinterested directors; by independent legal counsel; or by a majority of the shareholders.

Article V of our Bylaws provides that the corporation shall indemnify its directors, officers, and agents to the fullest extent permitted by the laws of the State of Nevada.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities

During the past three years the registrant has sold the following securities which were not registered under the Securities Act:

On December 7, 2021, the Company issued 1,200,000 shares to Lloyd T. Rochford, the founder of the Company, for $240,000 in cash and certain preorganization services.  The shares were issued to Mr. Rochford under Section 4(a)(2) of the Securities Act of 1933, as amended.

From January 26, 2022, through March 2, 2022, the Company conducted a non-public offering of its common stock at $0.80 per share solely to accredited investors under Rule 506(b) of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended.  The Company sold 330,000 shares to 46 accredited investors for gross proceeds of $264,000.  At the time of the sale of the shares, the Company reasonably believed that each purchaser was an “accredited investor” as defined in Rule 501(a) of Regulation D. No underwriting discounts or commissions were paid in connection with the transactions.

Item 16. Exhibits and Financial Statement Schedules

The following exhibits are furnished with this registration statement:

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Here-with
3.1	Articles of Incorporation	S-1	333-263384	3.1	3/9/22
3.2	Current Bylaws	S-1	333-263384	3.2	3/9/22
5.1	Opinion re Legality of Shares					X
10.1	Farmout Agreement and Conditional Lease Assignment dated May 16, 2022	S-1/A	333-263384	10.1	05/23/22
10.2	Join Venture Agreement dated May 17, 2022 [confidential information has been redacted]	S-1/A	333-263384	10.1	06/14/22
23.1	Consent of Haynie & Company, independent registered public accounting firm					X
23.2	Consent of Attorney (included in Exhibit 5.1)					--
101.INS	Inline XBRL Instance Document					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
107.1	Filing Fee Table	S-1	333-263384	107.1	3/9/2022

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i)Include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)Include any material or changed information with respect to the plan of distribution not previously disclosed in the registration statement or a material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 of Regulation C of the Securities Act;

(ii)Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and authorized this registration statement to be signed on its behalf by the undersigned in the city of Tulsa, Oklahoma, on April 26, 2023.

Circle Energy, Inc.

By:	/s/ Lloyd T. Rochford
Lloyd T. Rochford, Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

NAME	TITLE	DATE

/s/ Lloyd T. Rochford	Chief Executive Officer, President, and Chairman	April 26, 2023
Lloyd T. Rochford

/s/ William R. Broaddrick	Chief Financial Officer, Treasurer, and Director	April 26, 2023
William R. Broaddrick	(Principle Financial and Accounting Officer)